    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1998
                         REGISTRATION STATEMENT NO. 333-42633

________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                             VIAGRAFIX CORPORATION
             (Exact name of registrant as specified in its charter)

           OKLAHOMA                                  7372                               73-1354168
(State or other jurisdiction of           (Primary Standard Industrial               (I.R.S. Employer
incorporation or organization)            Classification Code Number)                Identification No.)

                                ONE AMERICAN WAY
                             PRYOR, OKLAHOMA 74361
                                 (918) 825-6700
         (address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             --------------------

                               MICHAEL A. WEBSTER
                     President and Chief Executive Officer
                                One American Way
                             Pryor, Oklahoma 74361
                                 (918) 825-6700
           (name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

                             --------------------

    JOHN B. JOHNSON, JR., ESQ.                   BYRON F. EGAN, ESQ.
JOHNSON, ALLEN, JONES & DORNBLASER              JACKSON WALKER L.L.P.
        900 Petroleum Club                         901 Main Street
         601 South Boulder                            Suite 6000
       Tulsa, Oklahoma 74119                     Dallas, Texas 75202
          (918) 584-6644                            (214) 953-6000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------

                                         Amount             Proposed                  Proposed
     Title of each class of              to be          maximum offering               maximum            Amount of
  securities to be registered        registered (1)     price per share(2)         offering price      registration fee
-----------------------------        --------------     ------------------         --------------      ----------------
Common Stock, $ 0.01 par value        2,530,000             $13.00                   $32,890,000          $9,702.55
-----------------------------------------------------------------------------------------------------------------------


(1) Includes 330,000 shares which the Underwriters may purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------

                             VIAGRAFIX CORPORATION
                        FORM S-1 REGISTRATION STATEMENT
                             CROSS-REFERENCE SHEET

REGISTRATION STATEMENT ITEMS                                                                                     LOCATION
        AND HEADING                                                                                         IN PROSPECTUS
-------------------------------------------------------------------------------------------------------------------------
1.       Forepart of the Registration Statement
         and Outside Front Cover Page of Prospectus . . . . . . . . . . . . . . . . . . . . . .  Outside Front Cover Page

2.       Inside Front and Outside Back Cover
         Pages of Prospectus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Inside Front Cover Page; Outside
                                                                                                          Back Cover Page

3.       Summary Information, Risk Factors and Ratio
         of Earnings to Fixed Charges . . . . . . . . . . . . . . . . . . . . . . . . .  Prospectus Summary; Risk Factors

4.       Use of Proceeds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Risk Factors; Use of Proceeds

5.       Determination of Offering Price  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Risk Factors

6.       Dilution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Risk Factors; Dilution

7.       Selling Security Holders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Prospectus Summary;
                                                                                       Principal and Selling Shareholders

8.       Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . .  Outside Front Cover Page; Underwriting

9.       Description of Securities to Be Registered . . . . . . . . . . . . . . . . . . . .  Description of Capital Stock

10.      Interests of Named Experts and Counsel . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable

11.      Information with Respect to the Registrant

         a.      Description of Business  . . . . . . . . . . . . . . . . . . . . . . . Prospectus Summary; Risk Factors;
                                                                                     Management's Discussion and Analysis
                                                                                       of Financial Condition and Results
                                                                            of Operations; Business; Certain Transactions

         b.      Description of Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Business--Facilities

         c.      Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Business--Legal Proceedings

         d.      Market Price and Dividends on Equity Securities  . . . . . . . . . . . . . .   Outside Front Cover Page;
                                                                                                         Dividend Policy;
                                                                                            Description of Capital Stock;
                                                                                          Shares Eligible for Future Sale

         e.      Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Financial Statements

         f.      Selected Financial Data  . . . . . . . . . . . . . . . . . . Prospectus Summary; Selected Financial Data

         g.      Supplementary Financial Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable

         h.      Management's Discussion and Analysis of
                 Financial Condition and Results of Operations  . . . . . . . . . . . . . . . Management's Discussion and
                                                                                      Analysis of Financial Condition and
                                                                                                    Results of Operations

         i.      Changes in and Disagreements with Accountants
                 on Accounting and Financial Disclosure . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable

         j.      Qualitative and Quantitative Disclosure about Market Risk  . . . . . . . . . . . . . . .  Not Applicable

         k.      Directors and Executive Officers . . . . . . . . . . . . . . . . . . . . . .  Management; Principal and
                                                                                                     Selling Shareholders

         l.      Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Management

         m.      Security Ownership of Certain Beneficial
                 Owners and Management  . . . . . . . . . . . . . . . . . . . . . . .  Principal and Selling Shareholders

         n.      Certain Relationships and Related Transactions . . . . . . . . . . . . . . . . . .  Certain Transactions

12.      Disclosure of Commission Position on Indemnification for
         Securities Act Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 Subject to Completion, Dated February 9, 1998


PROSPECTUS

                                2,200,000 SHARES

                                   VIAGRAFIX
                                  COMMON STOCK

                                  ------------


    Of the 2,200,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), offered hereby, 1,750,000 shares are being sold by ViaGrafix Corporation (the "Company") and 450,000 shares are being sold by certain existing shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock being sold by the Selling Shareholders. Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.


    The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "VIAX", subject to official notice of issuance.

                                  ------------


    FOR A DISCUSSION OF MATERIAL RISKS IN CONNECTION WITH THE PURCHASE OF THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 6-11 OF THIS PROSPECTUS.


                                  ------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================================
                                                                                            Proceeds to
                                                 Underwriting            Proceeds to          Selling
                             Price to Public     Discount(1)             Company(2)       Shareholders(3)
-----------------------------------------------------------------------------------------------------------
Per Share . . . . . . . . .       $                  $                       $                 $
-----------------------------------------------------------------------------------------------------------
Total (4)   . . . . . . . .       $                  $                       $                 $
===========================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other related matters.


(2) Before deducting expenses estimated at $550,000 payable by the Company. See "Underwriting."

(3) Before deducting expenses estimated at $130,000 payable by the Selling Shareholders. See "Underwriting."


(4) The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 330,000 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
    Selling Shareholders will be $     , $      , $     and $            ,
    respectively. See "Underwriting."

                                  ------------

    The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing
the shares of Common Stock will be made against payment on or about       ,
1998 at the offices of Southwest Securities, Inc., 1201 Elm Street, Dallas, Texas 75270.

                              SOUTHWEST SECURITIES


               The date of the Prospectus is           , 1998.

             [PICTURE OF USER, WITH COMPANY PRODUCTS IN BACKGROUND]


[CAPTION: New Networkable CD-ROM Training!  ViaGrafix
"Training Makes a Difference"
Computer Training Products
800/842-4723



CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON STOCK PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."







ViaGrafix Technology-Based IT Training Product Development Process



                             [PICTURE OF WORKGROUP]
     [Concept]
[CAPTION: The Company studies industry trends and makes conceptual decisions on new training products.]



     [Finished Product]
             [PICTURE OF FINISHED PRODUCT PACKAGE AND SCREEN SHOT]


[CAPTION: Thorough product testing, quality assurance and package design complete the process.]




                            [PICTURE OF TWO PEOPLE]
     [Course Development]
[CAPTION: A complete course script is developed through various stages of outlining, writing, testing and review.]


                      [PICTURE OF STUDIO AND EDITING BAY]


[CAPTION: Audio, graphics, video, talent and screen shots are combined and edited to create a finished course.]
     [Course Production]

                           FORWARD-LOOKING STATEMENTS


    All statements other than statements of historical fact in this Prospectus, including without limitation statements under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as those disclosed under "Risk Factors," including but not limited to technological change, product development risks, competitive factors, pricing pressures and general economic conditions. Such statements reflect the current views of the Company with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph.


                               PROSPECTUS SUMMARY


    The following summary is qualified in its entirety by the more detailed information and financial statements, including notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, the "Company" or "ViaGrafix" means ViaGrafix Corporation and its subsidiaries, unless the context requires otherwise. Unless otherwise indicated, all financial information and share data in this Prospectus reflect a 1 for 1.75 reverse stock split on December 12, 1997 and assume (i) no exercise of the over-allotment option granted to the Underwriters in connection with this offering and (ii) the conversion of all outstanding shares of Series A Convertible Preferred Stock of the Company ("Preferred Stock") into Common Stock prior to the closing of this offering.


                                  THE COMPANY


    ViaGrafix develops, produces and markets technology-based information technology ("IT") training products and graphics software products. The Company's IT training courses include video tutorials and interactive multimedia training courses delivered on CD-ROM, LANs, intranets and the Internet for a variety of computer software. The Company has developed and markets more than 650 training courses for most major personal computer ("PC") software packages. These products provide an audio-visual environment that is designed to allow users to learn faster and increase retention and productivity. Organizations that purchase the Company's multimedia training products can offer them across a network to all employees. The Company's principal graphics software product, DesignCAD, is a computer-aided design ("CAD") package sold worldwide. The Company also produces several other CAD-related software packages. The primary platforms for both the training and software products are Windows 3.1, Windows 95 and Windows NT. The Company believes its training and graphics software products enable users to increase productivity with their computers and thereby reduce costs.



    The Company was founded in 1990 to create training products for the PC user, and it developed a library of computer training videos for computer software, such as word processors, spreadsheets and operating systems. The business was expanded to include both business and home computer software training products and, with the acquisition of American Small Business Computers, Inc. ("ASBC") in August 1995, now includes the development and marketing of PC graphics software.


    The market for IT training products and services is growing rapidly. The U.S. market for computer education and training grew to $7.1 billion in 1996 and is expected to reach $12.9 billion by the year 2001, according to International Data Corporation ("IDC"). The market for application software in the United States and Canada has grown from $5 billion in 1991 to $10.6 billion in 1996 according to Software Publisher's Association ("SPA"). The Company expects this growth in IT training and software to continue.

    The Company's potential training customers include anyone who has a need to learn to use computer software, including individuals, small businesses, corporations and government agencies. The Company's graphics software customers include architects, engineers, designers and hobbyists.


    The Company sells its products through distributors and resellers and directly to end-users. The Company uses its own catalog, promotion of its 800 number and its Internet web site to sell training and software products directly to end-users. Various Internet web sites of major software companies, such as Microsoft Corporation, Corel Corporation and Symantec Corporation, contain links to the Company's Internet web site. Direct sales are also achieved by direct-mail advertising to the Company's database of existing customers and by exhibition at more than 80 trade shows, such as COMDEX, throughout the United States annually.

    The Company has experienced growth in revenues and operating earnings since its inception primarily as a result of internal product development. The Company's sales have grown from $3.8 million in 1993 to $13.7 million in 1997. The Company's strategy is to continue to increase its spectrum of easy-to-use training and software products, increase sales to major retailers, increase direct corporate sales by expanding its internal sales force, expand software product development, expand international sales by translating its current products into other languages and increase its use of strategic alliances.


    The Company's offices are located at One American Way, Pryor, Oklahoma 74361, and its telephone number is (918) 825-6700.

                                  THE OFFERING


Common Stock offered by the Company   . . . . . . . .       1,750,000 shares
Common Stock offered by the Selling Shareholders  . .         450,000 shares(1)
              Total . . . . . . . . . . . . . . . . .       2,200,000 shares(1)
Common Stock to be outstanding after the offering . .       6,100,452 shares(2)(3)
Use of Proceeds to the Company  . . . . . . . . . . .       For repayment of indebtedness and general corporate
                                                            purposes, including market development, product development and possible acquisitions. See "Use of Proceeds." The
                                                            Company will not receive any of the proceeds to the Selling
                                                            Shareholders.
NASDAQ National Market Symbol . . . . . . . . . . . .       VIAX





(1) Excludes up to 330,000 additional shares of Common Stock which may be sold by the Selling Shareholders upon exercise of the Underwriters' over-allotment option. See "Underwriting."

(2) Based on the number of shares of Common Stock outstanding on December 31, 1997. Excludes 611,977 shares of Common Stock issuable upon exercise of stock options outstanding as of December 31, 1997, at a weighted average exercise price of $9.03 per share. Also excludes 323,285 shares reserved for issuance under the 1995 ViaGrafix Stock Option Plan with respect to options available for grant. See "Capitalization," "Management -- Director Compensation," and "Management -- 1995 ViaGrafix Stock Option Plan."



(3) Gives effect to the conversion of all shares of the Company's Preferred Stock into an aggregate of 488,571 shares of Common Stock prior to the closing of this offering. See Notes 1 and 7 of Notes to Financial Statements.

                SUMMARY FINANCIAL INFORMATION AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                        YEARS ENDED
                                                                        DECEMBER 31,
                                                      -----------------------------------------------
                                                       1993(1)    1994     1995       1996      1997
                                                      --------  -------  -------   ---------   ------
STATEMENT OF OPERATIONS DATA:
Net sales ...........................................  $ 3,795   $ 4,884  $ 7,230   $ 10,077   $ 13,695
Gross profit  .......................................    2,424     2,997    4,507      6,075      8,328
Research and development (2).........................       --       207      320        467      1,162
Purchased research and development(3)................       --        --    1,397         --         --
Operating profit (loss) .............................    1,448     1,273   (1,056)     1,400      3,090
Net income (loss)   .................................    1,450     1,039     (707)       675      2,023
Net income (loss) per diluted share(4)...............      .34       .24     (.21)       .15        .45

Pro forma net income (loss)(5).......................      899       791     (707)       675      2,023
Pro forma net income (loss) per diluted share(4)(5)..      .21       .18     (.21)       .15        .45

Weighted average common and
  common equivalent shares used in computing
  diluted earnings per share (4).....................    4,286     4,286    3,503      4,405       4,498




                                                                                DECEMBER 31, 1997
                                                                              -----------------------
                                                                                              AS
                                                                                ACTUAL   ADJUSTED(6)
                                                                              --------   ------------
BALANCE SHEET DATA:
Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . .   $   218    $ 15,517
Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,324      18,413
Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,419      22,718
Long-term debt, excluding current portion . . . . . . . . . . . . . . . . .     2,827          --
Total shareholders' equity(4)(6). . . . . . . . . . . . . . . . . . . . . .     2,513      21,492



(1) Statement of Operations Data for the year ended December 31, 1993 is unaudited information.
(2) Research and development expenses for the year ended December 31, 1993 are included in selling, general and administrative expenses, and thus are not included in this table.
(3) The Company incurred a one-time charge in 1995 to write off the acquired in-process research and development in connection with the acquisition of ASBC.
(4) Shares have first been adjusted in 1993 for a 1,000 for 1 stock split in 1994, and then again in 1993-1997 for a 1 for 1.75 reverse stock split on December 12, 1997.
(5) Includes a pro forma tax provision, as the Company was an S corporation in 1993 and the period from January 1 to August 16, 1994.
(6) Adjusted to reflect the sale of 1,750,000 shares of Common Stock offered by the Company at an assumed public offering price of $12.00 per share after deducting the underwriting discount and the estimated offering expenses payable by the Company.

                                  RISK FACTORS

         The following factors, which may affect the Company's current position and future prospects, should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

DEPENDENCE ON NEW PRODUCTS; RAPID TECHNOLOGICAL CHANGE; PRODUCT DEVELOPMENT
RISK


         The market for the Company's products is characterized by rapid technological advances and evolving industry standards and can be significantly affected by new product introductions, changing customer requirements and market activities of industry participants. The life cycles of the Company's products are difficult to estimate, and the Company's position in the current market could be undermined by rapid product advances which could tax the Company's ability to keep pace. The Company's future success will depend upon its ability to continue to improve existing product lines and to develop and introduce products with new or enhanced capabilities that address the increasingly sophisticated needs of its customers. Among other things, the emergence of the Internet as an alternative computing platform and distribution medium may adversely affect the demand for single-user products and alter current software utilization, distribution and pricing patterns. There can be no assurance that the Company will be able to successfully develop and market new or enhanced products or respond effectively to technological changes or new product announcements by others. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction, could result in a loss of competitiveness and revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness".


         Delays in the release of new and upgraded versions of the Company's IT training products and graphics software products could have a significantly negative impact on the Company's sales and results of operations. Because of the complexities inherent in developing software products as sophisticated as those sold by the Company and the testing periods associated with such products, no assurance can be given that future product introductions by the Company will not be delayed. In addition, complex software programs may contain undetected errors or "bugs" when they are first introduced or as new versions are released. There can be no assurance that errors will not be found in the Company's existing or future products, with the possible result of delays in or loss of market acceptance of these products, diversion of the Company's resources, injury to the Company's reputation and increased service and warranty expenses.

RELIANCE ON A MAJOR DISTRIBUTOR


         The Company relies heavily upon sales to Ingram Micro, Inc. ("Ingram"), a distributor that supplies resellers, including some major retailers. Sales to Ingram accounted for approximately 17% of the Company's revenues in 1997, and was less than 10% of the Company's sales for each of the fiscal years ended 1996 and 1995. The Company's unwritten agreement with Ingram does not require minimum purchases, is not exclusive and may be terminated by either party without cause. There can be no assurance that Ingram will actively market the Company's products or will maintain its relationship with the Company. Any loss of, or material decrease in, the business from Ingram could have a material adverse effect on the Company's business, financial condition and results of operations. See Note 10 of Notes to Financial Statements.



RELIANCE ON MAJOR RETAILERS

         The Company relies heavily upon sales to certain retail customers, including Computer City, Inc., CompUSA Inc., Sears Roebuck & Co. and Best Buy Company, Inc. Direct and indirect sales to the Company's eight top retail customers accounted for approximately 26% of the Company's revenues in 1997 (indirect sales result when the Company's products are supplied to these retailers through Ingram). The Company's ability to achieve significant revenue growth in the future will depend in part on adding new retail accounts and leveraging its relationships with existing retailer customers. The Company is currently investing, and intends to continue to invest, significant resources to develop these channels. There can be no assurance that the Company will be able to leverage relationships with existing retail accounts and add new retailers to market the Company's products effectively. The inability to do so could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Growth Strategy" and Note 10 of Notes to Financial Statements.


DEPENDENCE ON RESELLERS


         The Company distributes approximately 59% of its products (based on 1997 revenues) through a network of dealers, retailers and other resellers. Accordingly, the Company is dependent upon these resellers to assist in promoting market acceptance of its products. There can be no assurance that these dealers, retailers and other resellers will devote the resources necessary to provide effective sales and marketing support to the Company. The Company's dealers, retailers and other resellers are not generally contractually committed to make future purchases of the Company's products and, therefore, could discontinue carrying the Company's products in favor of a competitor's product or for any other reason. In addition, the Company is dependent upon the continued viability and financial stability of these dealers, retailers and other resellers, some of which are small organizations with limited capital. The Company believes that its future growth and success will depend in large part upon its dealer, retail and other reseller channels. Accordingly, if a significant number of its dealers, retailers and other resellers were to experience financial difficulties, or otherwise become unable or unwilling to promote, sell or pay for the Company's products, the Company's results of operations could be adversely affected. The Company plans to expand its internal sales force with a portion of the offering proceeds in order to increase its direct sales to end-users (41% of 1997 revenues); however, there can be no assurance that this effort will be successful. See Note 10 of Notes to Financial Statements.



COMPETITION

         The markets for technology-based IT training products and graphics software products are highly competitive and characterized by rapid changes in technology. In the technology-based IT training products market, the Company competes primarily with a number of small private companies and a few large companies, both private and public, such as CBT Group, P.L.C. In the market for graphics software products, the Company competes primarily with several large public companies, including Autodesk, Inc., International Microcomputer Software, Inc. and Visio Corporation.


         Certain of the Company's competitors have substantially greater financial, marketing and technical resources than the Company. There can be no assurance that other companies have not developed or marketed, or will not develop or market, products that are superior to those of the Company, that are offered at substantially lower prices than those of the Company or that have or will achieve greater market acceptance than those of the Company. See "Business -- Competition."


DEPENDENCE ON KEY PERSONNEL

         The Company's future success will depend to a significant extent on the efforts and abilities of Michael A. Webster, Chairman of the Board, President and Chief Executive Officer; Robert E. Webster, Executive Vice President and Secretary; Robert C. Moore, Jr., Treasurer and Chief Financial Officer; and certain other managerial, technical, sales and marketing personnel. The loss of the services of any of these individuals or group of individuals could have a material adverse effect on the Company's business, financial condition and results of operations. None of the Company's executive officers has entered into an employment contract with the Company. The Company maintains a key-man life insurance policy on Michael A. Webster, but not on any other person. The future success of the Company will depend in large part on its ability to attract and retain qualified management and technical employees, and there can be no assurance that the Company will be able to do so.


RELIANCE ON MICROSOFT TECHNOLOGY

         The Company's technology-based IT training products and graphics software products are designed for Microsoft technologies, including Windows NT, Windows 95, Windows 3.1 and MS-DOS. Although the Company believes that Microsoft technologies are and will be widely utilized by its customers, no assurance can be given that these individuals or businesses will actually adopt such technologies as anticipated or will not in the future migrate to other computing technologies that the Company does not support. Moreover, the Company's strategy will require that the Company's products and technology be compatible with new developments in Microsoft's technology.

MANAGEMENT OF GROWTH


         The Company has grown rapidly since its formation and may grow rapidly in the future. This growth has resulted in an increase in responsibilities placed upon the Company's management and has placed added pressures on the Company's operating and other systems. To manage its growth effectively, the Company will be required to continue to upgrade and add systems and controls and to expand, train and manage its employee base. There can be no assurance that the management skills and systems currently in place will be adequate if the Company continues to grow, or that the Company will be able to implement additional systems successfully and in a timely manner. In addition, the Company from time to time may seek acquisitions of businesses, product lines and technologies that are complementary to those of the Company or that allow it to enter new markets. Any such acquisition may place additional strains upon the Company's management resources. See "Business -- Employees" and "Management."


MANAGEMENT DISCRETION OVER PROCEEDS OF THE OFFERING

         The Company currently has no specific plan for a substantial amount of the proceeds of the offering. Outside of the repayment of indebtedness as specified in this Prospectus, no specific amounts have been allocated for such items as market development, product development and possible acquisitions. Accordingly, the Company's management will have discretion to allocate a major portion of the proceeds to uses which shareholders may not deem desirable, and there can be no assurance that the proceeds can or will be invested to yield a significant return. See "Use of Proceeds."


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS AND CASH FLOW


         The Company's quarterly revenue and operating results have varied in the past and are likely to vary in the future. See Note 15 of Notes to Financial Statements. Because the Company's products are standard and off-the-shelf, it operates with little backlog, and most of its revenues in each quarter result from orders booked in that quarter. The Company establishes its expenditure levels based on its expectations as to future revenue and, if revenue levels are below expectations, expenses could be disproportionately high. As a result, a drop in near-term demand could significantly affect both revenue and profits in any quarter. In the future, the Company's operating results may fluctuate for this reason or as a result of a number of other factors, including increased expenses, timing of product releases, increased competition, variations in the mix of sales, announcements of new products by the Company or its competitors and capital spending patterns of the Company's customers. As a result, there can be no assurance the Company will be able to maintain profitability on an annual or quarterly basis.


         The Company has also experienced fluctuations in its cash flows as a result of its operation with little backlog. In 1995 and 1996, the Company did not make some payments of interest on its long-term debt incurred in connection with the ASBC acquisition due to limited cash flow and an unwritten waiver by the noteholders which was subsequently confirmed in writing. See "Certain Transactions -- ASBC Acquisition." The amounts not paid were reclassified as additional principal in those years. See Note 6 of Notes to Financial Statements. Although the Company intends to retire this debt in its entirety with proceeds from this offering, there is no assurance that future fluctuations in its cash flows will not limit the Company's ability to service any future debts or otherwise have a materially adverse effect.



         Because of these factors, the Company believes that period-to-period comparisons of its results of operations should not be relied upon as indications of future performance. Furthermore, it is possible that in some future quarters the Company's operating results will fall below the expectations of the Company, market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See Note 15 of Notes to Financial Statements.


DEPENDENCE ON INTELLECTUAL PROPERTY RIGHTS; RISK OF INFRINGEMENT

         The Company relies on a combination of trade secret, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect its intellectual property rights. The Company currently has a policy of requiring confidentiality and nondisclosure agreements with executive officers and employees involved in product development. There can be no assurance that these protections will be adequate to prevent the Company's competitors from copying or reverse-engineering the Company's products, or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. The Company has no patents, and existing copyright laws afford only limited protection for the Company's intellectual property rights and will not protect such rights in the event competitors independently develop products similar to those of the Company. The Company licenses its software products primarily under "shrink-wrap" licenses that are not signed by its licensees. These shrink-wrap licenses may be unenforceable under the laws of certain jurisdictions. In addition, the laws of certain countries in which the Company's products are or may be licensed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.

         There has been substantial litigation regarding patent, trademark and other intellectual property rights involving software and other technology companies. Although the Company has never been the subject of a material intellectual property dispute, and is unaware of any claim that its software, trademarks or other proprietary rights infringe upon the proprietary rights of third parties, there can be no assurance that a third party will not assert that the Company's technology violates its intellectual property rights in the future. As the number of products in the Company's target markets increases and the functionality of these products further overlap, developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time consuming and expensive to defend. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to its current or future products or that any such assertion will not require the Company to enter into royalty arrangements or litigation that could be costly to the Company.

INTERNATIONAL SALES AND OPERATIONS


         The Company sells its products in certain international markets and intends to expand its sales in these markets. Sales to countries other than the United States and Canada accounted for 7% of the Company's 1997 revenues. The Company has entered into distribution arrangements in Japan, the United Kingdom, France, Australia and Turkey. The largest of these, Japan and the United Kingdom, accounted for 2% and 1.3%, respectively, of the Company's 1997 revenues. The Company's international business may be affected by such factors as local economic and market conditions, political and economic instability, difficulties in enforcing intellectual property and contractual rights, fluctuations in currency exchange rates and the need for compliance with a wide variety of foreign and United States export regulations. There can be no assurance that one or more of these factors will not have a material adverse effect on the Company's international operations and, consequently, the Company's business, results of operations and financial condition.


PRODUCT LIABILITY

         The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of certain state and foreign jurisdictions. The sale and support of products by the Company and its retailers and other resellers may entail the risk of such claims, and there can be no assurance that the Company will not be subject to such claims in the future. A product liability claim brought against the Company could have a material adverse effect upon the Company's business, results of operations and financial condition.

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


         Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active public market will develop for the Common Stock or be sustained upon completion of this offering or that the market price of the Common Stock will not decline below the initial public offering price. If an active trading market for the Common Stock does not develop, the trading price and liquidity of the Common Stock will be materially adversely affected. The initial public offering price of the Common Stock has been determined by negotiations between the Company and the Representative of the Underwriters and may not be indicative of the prices that will prevail in the public market. See "Underwriting."


         The trading prices of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in the Company's operating results, changes in earnings estimates by analysts, developments or disputes concerning intellectual property rights, technological innovations or new products, governmental regulatory action, general conditions in the software industry, increased price competition or other events or factors, many of which are beyond the Company's control. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many computer software companies and which have often been unrelated to the operating performance of such companies.

DILUTION


         Purchasers of shares of the Common Stock in this offering will experience immediate and substantial dilution in the net tangible book value of their shares. Prior to this offering, assuming the conversion of all of the outstanding 855,000 shares of Preferred Stock into 488,571 shares of Common Stock, each share of Common Stock had a net tangible book value of $.55 as of December 31, 1997. Assuming an initial public offering price of $12.00 per share and payment of the estimated underwriting discount and offering expenses, (i) after this offering each share of Common Stock will have a tangible book value of $3.51, and (ii) the net tangible book value dilution to purchasers of Common Stock in this offering will be $8.49 per share. See "Dilution," "Management -- 1995 ViaGrafix Stock Option Plan," and "Underwriting."


OWNERSHIP CONCENTRATION

         Upon completion of this offering, the Company's directors and executive officers (primarily Michael A. Webster and Robert E. Webster) will beneficially own in the aggregate approximately 54% of the Company's outstanding Common Stock. See "Principal and Selling Shareholders." If these shareholders vote together, they will be able to elect all of the Company's directors, control the management and policies of the Company and determine the outcome of any matter submitted to a vote of the Company's shareholders. This would allow them to effect any amendment of the Company's certificate of incorporation and certain mergers and other business combinations in which the Company is either the acquired or the acquiring entity. See "Description of Capital Stock." This presents the potential for a conflict of interest between the Company and these shareholders, and may act to reduce the likelihood of a successful attempt to take over the Company or any acquisition of a substantial amount of Common Stock without the consent of these shareholders. See "Description of Capital Stock."

ANTI-TAKEOVER CONSIDERATIONS

         Upon completion of this offering, the Company will have an authorized class of 10,000,000 shares of undesignated Preferred Stock, $.01 par value, which may be issued on such terms, and with such rights, preferences and designations, as the Company's Board of Directors may determine. The Company is subject to the Oklahoma General Corporation Act, which contains provisions that restrict certain business combinations. Some or all of the foregoing factors could have the effect of discouraging certain attempts to acquire the Company and, as a result, could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. See "Description of Capital Stock -- Preferred Stock" and "Description of Capital Stock -- Anti-Takeover Provisions."

SHARES ELIGIBLE FOR FUTURE SALE


         Sales of significant amounts of Common Stock in the public market or the perception that such sales will occur could adversely affect the market price of the Common Stock. Of the 6,100,452 shares of Common Stock to be outstanding upon completion of this offering, the 2,200,000 shares offered hereby will be eligible for immediate sale in the public market without restriction unless the shares are purchased by "affiliates" of the Company within the meaning of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). The remaining 3,900,452 shares of Common Stock held by existing shareholders upon completion of this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act. The Selling Shareholders have agreed that they will not sell, directly or indirectly, any Common Stock without the prior consent of Southwest Securities, Inc., Representative of the Underwriters, for a period of 180 days from the date of this Prospectus. Subject to the provisions of Rules 144 and 701 and the rights of the Selling Shareholders to exercise certain registration rights, additional shares will be available for sale in the public market as follows:
(i) 228,571 shares will be available for immediate sale in the public market on the date of this Prospectus, (ii) 64,738 shares will be eligible for sale upon the expiration of lock-up agreements 90 days after the date of this

Prospectus and (iii) 3,607,143 shares will be eligible for sale upon the expiration of lock-up agreements 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale," "Underwriting" and "Principal and Selling Shareholders."

ABSENCE OF DIVIDENDS

         Although the Company paid dividends on its capital stock in 1995 and 1997, the Company does not intend to pay any cash dividends on its Common Stock for the foreseeable future.

                                USE OF PROCEEDS


         The net proceeds to the Company from the sale of the 1,750,000 shares of Common Stock offered by the Company pursuant to this offering are estimated to be approximately $18,979,000,assuming an initial public offering price of $12.00 per share, after deducting the estimated underwriting discount and offering expenses payable by the Company. The Company intends to use approximately $3.7 million of such net proceeds to retire its 7.5% notes due August 15, 2000, payable to Geocapital III, L.P. and Robert E. Webster, incurred for the acquisition of ASBC in 1995. See "Certain Transactions -- ASBC Acquisition" and Note 6 of Notes to Financial Statements. The Company expects to use the remainder of the net proceeds from this offering for general corporate purposes, including the expansion of sales and marketing activities, increased product development and funding of working capital. The Company may seek acquisitions of businesses, products and technologies that are complementary to those of the Company, and a portion of the net proceeds may be used for such acquisitions. While the Company may engage from time to time in discussions with respect to potential acquisitions, the Company has no plans, commitments or agreements with respect to any material acquisitions as of the date of this Prospectus, and there can be no assurance that any such acquisitions will be made. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. See "Risk Factors -- Management Discretion over Proceeds of the Offering."



         The Company will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Shareholders. The net proceeds to be received by the Selling Shareholders from the sale of their 450,000 shares at an assumed public offering price of $12.00 per share are expected to be approximately $4,893,000 ($8,546,000 if the Underwriters' over-allotment option is fully exercised) after deducting the estimated underwriting discount and offering expenses payable by the Selling Shareholders. See "Principal and Selling Shareholders."


                                DIVIDEND POLICY

         Although the Company paid dividends on its capital stock of $31,291 in 1995 and $505,800 in 1997, the Company does not intend to pay any future cash dividends on its Common Stock and anticipates that, for the foreseeable future, it will use earnings for the operation and expansion of the business. Payment of cash dividends in the future will depend upon the Company's earnings, its capital requirements, financial condition and other relevant factors and will be determined by the Board of Directors.

                                    DILUTION


         The net tangible book value of the Company at December 31, 1997 was $2,412,256 or $.55 per share of Common Stock, after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock prior to the closing of this offering. Net tangible book value per share is equal to the Company's total tangible assets (total assets less goodwill and trademarks) less total liabilities, divided by the total number of shares of Common Stock outstanding, including shares of Common Stock issued upon the conversion of the Preferred Stock in connection with this offering. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this offering and the pro forma net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to the sale by the Company of the 1,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share, and after deducting the estimated underwriting discount and offering expenses, the pro forma net tangible book value of the Company as of December 31, 1997 would have been $21,391,206 or $3.51 per share of Common Stock. This represents an immediate increase in such pro forma net tangible book value of $2.96 per share to existing shareholders and an immediate dilution of $8.49 per share to new investors purchasing shares in this offering. If the initial public offer price is higher or lower, the dilution to new investors will be, respectively, greater or less. The following table illustrates this per share dilution:



    Assumed initial public offering price   . . . . . . . . . . . . . . . . . . . .         $12.00
         Net tangible book value as of December 31, 1997 . . . . . . . . . . . . .   .55
         Pro forma increase attributable to new investors . . . . . . . . . . . . . 2.96
                                                                                   ------
    Pro forma net tangible book value as of December 31, 1997 after offering   . .            3.51
                                                                                            ------
    Pro forma net tangible book value dilution per share to new investors   . . . .         $ 8.49
                                                                                            ======



         The following table summarizes on a pro forma basis as of December
31, 1997, after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock in connection with this offering, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing shareholders and by new investors (assuming an initial public offering price of $12.00 per share):



                                                   Shares Purchased       Total Consideration    Average
                                                  ------------------      -------------------     Price
                                                  Shares     Percent      Amount      Percent   Per Share
                                                  ------     -------      ------      -------   ---------
  Existing shareholders   . . . . . . . . .     4,350,452       71%      $ 2,412,256    10%      $   .55
  New investors   . . . . . . . . . . . . .     1,750,000       29%       21,000,000    90%      $ 12.00
                                                ---------      ---       -----------    ----
    Total . . . . . . . . . . . . . . . . .     6,100,452      100%      $23,412,256    100%
                                                =========      ===       ===========    ====



         The computations in the above table are determined without deducting the estimated underwriting discount and offering expenses payable by the Company. Both tables set forth in this section assume no exercise of existing stock options. As of December 31, 1997, options to purchase 611,977 shares of Common Stock were outstanding, with a weighted average exercise price of $9.03 per share. To the extent outstanding options are exercised, there will be further dilution to holders of Common Stock. See "Management -- 1995 ViaGrafix Stock Option Plan."

                                 CAPITALIZATION




         The following table sets forth the capitalization of the Company as of December 31, 1997 (i) on an actual basis assuming the conversion of all shares of Preferred Stock into an aggregate of 488,571 shares of Common Stock prior to the closing of this offering and (ii) as adjusted to give effect to the sale of 1,750,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $12.00 per share and the receipt and application of the proceeds therefrom, after deducting the estimated underwriting discount and offering expenses payable by the Company. See "Use of Proceeds." This information should be read in conjunction with the Company's Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.



                                                                                     DECEMBER 31, 1997
                                                                                   ------------------------
                                                                                   ACTUAL      AS ADJUSTED
                                                                                   ------      -----------
                                                                                       (IN THOUSANDS)
Long-term debt including current portion  . . . . . . . . . . . . . . . . . . .    $ 3,616        $     --
Shareholders' equity
   Common Stock, $.01 par value, 40,000,000 shares authorized and 3,861,881 shares issued and 6,100,452 issued and outstanding on an as adjusted
      basis . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         39              61
   Preferred Stock @ $.01 par value 10,000,000 shares authorized and 855,000 shares issued and outstanding and no shares issued and outstanding on an
      as adjusted basis   . . . . . . . . . . . . . . . . . . . . . . . . . . .          9              --
Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . . . . . .      1,487          20,453
Unearned compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (149)           (149)
Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,127           1,127
                                                                                   -------        --------
   Total shareholders' equity   . . . . . . . . . . . . . . . . . . . . . . . .      2,513          21,492
                                                                                   -------        --------
      Total capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 6,129        $ 21,492
                                                                                   =======        ========

                            SELECTED FINANCIAL DATA


         The selected financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the Notes thereto included elsewhere in this Prospectus. The selected statement of operations data set forth below for the years ended December 31, 1995, 1996 and 1997 and the balance sheet data at December 31, 1996 and 1997, are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this Prospectus and should be read in conjunction with those financial statements and notes thereto audited by Ernst & Young LLP. The selected balance sheet data as of December 31, 1994 and 1995 and the selected statement of operations data for the year ended December 31, 1994 have been derived from audited financial statements that are not included elsewhere in this Prospectus. The selected financial data as of and for the year ended December 31, 1993, has been derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. The results for the year ended December 31, 1997, are not necessarily indicative of the results to be expected for any future period.



                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------
                                                       1993 (1)   1994    1995 (2)     1996      1997
                                                       --------   ----    --------     ----      ----
STATEMENT OF OPERATIONS DATA:
Sales:
   IT training products  . . . . . . . . . . . . .     $3,795    $4,884   $ 5,856     $ 6,953  $11,093
   Graphics software products  . . . . . . . . . .         --        --     1,374       3,124    2,602
                                                       ------    ------   -------     -------  -------
Net sales . . . . . . . . . . . . . . . . . . . .       3,795     4,884     7,230      10,077   13,695

Cost of sales . . . . . . . . . . . . . . . . . .       1,371     1,887     2,723       4,002    5,367
                                                       ------    ------   -------     -------  -------
Gross profit  . . . . . . . . . . . . . . . . . .       2,424     2,997     4,507       6,075    8,328

Operating expenses:
   Selling, general and administrative. . . . . .         931     1,463     3,413       3,523    3,757
   Research and development (3)   . . . . . . . .          --       207       320         467    1,162
   Purchased research and development (4) . . . .          --        --     1,397          --       --
   Depreciation and amortization    . . . . . . .          45        54       433         685      319
                                                       ------    ------   -------     -------  -------
Operating profit (loss) . . . . . . . . . . . . .       1,448     1,273    (1,056)      1,400    3,090

Net interest income (expense) . . . . . . . . . .           2         3      (109)       (262)    (251)
                                                       ------    ------   -------     -------  -------
Income (loss) before income taxes . . . . . . . .       1,450     1,276    (1,165)      1,138    2,839

Net income (loss)   . . . . . . . . . . . . . . .      $1,450    $1,039   $  (707)    $   675  $ 2,023
                                                       ======    ======   ========    =======  =======
Net income (loss) per diluted common share (5). .      $  .34    $  .24   $  (.21)    $   .15  $   .45
                                                       ======    ======   ========    =======  =======
Diluted weighted average shares (5)   . . . . . .       4,286     4,286     3,503       4,405    4,498

PRO FORMA DATA:
Pro forma net income (loss) (6)   . . . . . . . .      $  899    $  791   $  (707)    $   675  $ 2,023
                                                       ======    ======   ========    =======  =======
Pro forma net income (loss) per diluted common
share (5) (6) . . . . . . . . . . . . . . . . . .      $  .21    $  .18   $  (.21)    $   .15  $   .45
                                                       ======    ======   ========    =======  =======
BALANCE SHEET DATA:
Cash and cash equivalents . . . . . . . . . . . .      $   33    $  389   $    35     $ 1,009  $   218
Working capital . . . . . . . . . . .  .. . . . .       1,049       872       676       1,637    2,324
Total assets  . . . . . . . . . . . . . . . . . .       1,332     1,302     5,283       6,112    7,419
Long-term debt  . . . . . . . . . . . . . . . . .          --        --     3,478       3,482    2,827
Total shareholders' equity  . . . . . . . . . . .       1,155       979       243         937    2,513

Dividends per common share equivalent (7) . . . .          --        --   $  0.05          --  $  0.12

SUPPLEMENTAL DATA:
Number of training courses offered  . . . . . . .         155       230       335         460      670

(1) Statement of Operations and Balance Sheet Data for the year ended December 31, 1993 is unaudited information.

(2) The operating results of ASBC are included in the statements of operations from the August 15, 1995 acquisition date forward.

(3) Research and development expenses for the year ended December 31, 1993 are included in selling, general and administrative expenses.

(4) The Company incurred a one-time charge in 1995 to write off the acquired in-process research and development related to the acquisition of ASBC.

(5) Shares have first been adjusted in 1993 for a 1,000 for 1 stock split in 1994, and then again in 1993-1997 for a 1 for 1.75 reverse stock split on December 12, 1997.

(6) Includes a pro forma tax provision, as the Company was an S corporation in 1993 and the period from January 1 to August 16, 1994.

(7) The Company made S corporation distributions of $1,215,000 in the period from January 1 through August 15, 1994.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Financial Statements and Notes thereto, and the other financial information included elsewhere in this Prospectus.

OVERVIEW

         ViaGrafix was founded in 1990 to develop, produce and market technology-based IT training products. The Company's training videos were first released in 1990, followed by interactive multimedia training on CD-ROM in 1994. The Company entered the graphics software market in 1995 with the acquisition of ASBC. In 1996 the Company began providing interactive multimedia training delivered over LANs, intranets and the Internet.


         The Company's sales have grown from $3.8 million in 1993 to $13.7 million in 1997. This revenue growth has resulted from the expansion of the market for technology-based IT training products, growing market acceptance of the Company's products, the Company's increased product line, and entry into the graphics software market with the acquisition of ASBC in 1995.

         Of the Company's sales in 1995, 1996 and 1997, 81%, 69% and 81%, respectively, were of the Company's training products and 19%, 31% and 19%, respectively, were of the Company's software products. Prior to the acquisition of ASBC in 1995, the Company had no sales of software products. See Notes 1 and 10 of Notes to Financial Statements.

         The Company has been profitable every year since inception with the exception of 1995, when $1.4 million was charged to acquired in-process research and development expenses in connection with the acquisition of ASBC, resulting in an operating loss of $1.1 million. See Note 2 of Notes to Financial Statements. Subsequently, the Company has had operating income of $1.4 million in 1996 and $3.1 million in 1997.

         ViaGrafix training and software products are developed and produced primarily in-house. The Company uses its own studio and editing stations to produce broadcast quality video training products. The Company's video training products are normally duplicated and packaged in-house. The Company's software and multimedia training products are produced and packaged in-house, with the exception of CD-ROM duplication. The Company's order processing and fulfillment are also done in-house. The Company believes that this vertical integration enables it to keep minimal inventories of finished products, provide timely product updates, and provide a quick order-to-delivery time. Accordingly, the Company has not had a material order backlog at the end of any quarter.

         The Company recognizes revenues upon shipment of products, upon receipt of royalty revenues and upon receipt of licensing fees from its alliance partners. The Company nets sales against estimated allowances for returned products. Cost of sales consists primarily of direct materials and labor associated with the duplication and packaging of the Company's training software and graphics software products.


         The Company charges all costs of developing IT training products to research and development expense as incurred. The Company also charges all costs of establishing technological feasibility of its graphics software products to research and development expense as incurred.


         Sales and marketing expenses are typically realized as incurred. However, the Company prepays registration fees for participation in trade shows scheduled for the next twelve months. These expenses are capitalized and then expensed upon conclusion of trade show events.

         In November 1997 the Accounting Standards Executive Committee issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition" which the Company will adopt for fiscal years beginning after December 15, 1997. If the Company had elected to adopt SOP 97-2 for prior periods, the impact on its financial position, results of operations or cash flows would not have been significant. See Note 1 of Notes to Financial Statements.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain financial data expressed in percentages:


                                                          Year Ended
                                                         December 31,
                                                 ---------------------------
                                                   1995       1996    1997
                                                   ----       ----    ----
Net sales . . . . . . . . . . . . . . . .         100.0%     100.0%   100.0
Cost of sales . . . . . . . . . . . . . .          37.7       39.7     39.2
Gross profit  . . . . . . . . . . . . . .          62.3       60.3     60.8
Selling, general and administrative . . .          47.2       35.0     27.4
Research and development  . . . . . . . .           4.4        4.6      8.5
Purchased research and development(1) . .          19.3          -       --
Depreciation and amortization   . . . . .           6.0        6.8      2.3
Operating profit (loss) . . . . . . . . .         (14.6)      13.9     22.6
Net interest income (expense) . . . . . .          (1.5)      (2.6)    (1.8)
Income (loss) before income taxes . . . .         (16.1)      11.3     20.7
Net income (loss) . . . . . . . . . . . .          (9.8)       6.7     14.8



(1) The Company incurred a one-time charge in 1995 to write off the acquired in-process research and development related to the acquisition of ASBC.






YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996



         Net Sales. Net sales increased 35.9% to $13.7 million for the year ended December 31, 1997, compared to $10.1 million for the year ended December 31, 1996. This increase reflects an increase in sales primarily from existing and additional training products. IT training product sales for the year ended December 31, 1997 increased 59.5% to approximately $11.1 million, or 81% of total sales, compared to approximately $7.0 million, or 69% of total sales, in 1996. This increase was primarily attributable to increases in the volume of products sold rather than increases in prices. Graphics software sales for the year ended December 31, 1997, decreased 16.7% to approximately $2.6 million or 19% of total sales, compared to approximately $3.1 million, or 31% of total sales, in 1996. This decrease was primarily due to stronger sales of DesignCAD upgrades for Windows 95 in 1996.


         Cost of Sales. Cost of sales increased 34.1% to $5.4 million for the year ended December 31, 1997, compared to $4.0 million in 1996. Cost of sales as a percentage of total sales decreased to 39.2% for the year ended December 31, 1997, from 39.7% for 1996. The decline in cost of sales as a percent of sales was a result of productivity improvements due to economies of scale as sales increases were covered with minimal increase in duplicating and packaging expenses.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 6.6% to $3.8 million during the year ended December 31, 1997, compared to $3.5 million in 1996. Selling, general and administrative expenses as a percentage of total sales decreased to 27.4% for the year ended December 31, 1997, from 35.0% in 1996, due largely to the Company's ability to control its growth in payroll and trade show expenses.

         Research and Development Expenses. Research and development expenses increased 149% to $1.2 million during the year ended December 31, 1997, compared to approximately $467,000 in 1996. Research and development expenses as a percentage of total sales increased to 8.5% for the year ended December 31, 1997, from 4.6% in 1996. This higher level of research and development expense reflects an overall increase in personnel for product development. The Company believes that significant investment in research and development is required to remain competitive in its markets and, therefore, expects research and development expenses to continue to increase in absolute terms in future periods.


         Depreciation and Amortization Expenses. Depreciation and amortization expenses decreased from approximately $685,000 during the year ended December 31, 1996, to approximately $319,000 in 1997. Depreciation and amortization expenses as a percentage of total sales decreased from 6.8% for the year ended December 31, 1996, to 2.3% in 1997. This reduction was due mostly to the conclusion of the amortization period for purchased ASBC software, which was only $5,500 in the year ended December 31, 1997, versus approximately $322,000 during 1996.



         Income Taxes. In the year ended December 31, 1997, the effective tax rate improved to 29% compared to 41% in 1996. The reduction in the effective tax rate was due to the realization of tax credits from 1994 through 1997 resulting from the passage of the Taxpayer Relief Act of 1997 in August, 1997, which clarified that companies employing enrolled members of Indian Tribes employed within specified portions of the State of Oklahoma are eligible to receive a tax credit. The credits are based upon a percentage of the increase in qualified wages paid to qualified members of Indian Tribes. The amount of available credits was quantified and the benefit recorded in the fourth quarter of 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


         Net Sales. Net sales increased 39.4% to $10.1 million for the year ended December 31, 1996, compared to $7.2 million in 1995. Training product sales for the year ended December 31, 1996 increased 18.7% to approximately
$7.0 million, or 69% of total sales, compared to approximately $5.9 million, or 81% of total sales, in 1995. This increase reflects an increase in sales of existing training products, and additional video and CD-ROM based training products. Graphics software sales for the year ended December 31, 1996 increased 127% to approximately $3.1 million, or 31% of total sales, compared to approximately $1.4 million, or 19% of total sales, in 1995. The increase in graphics software sales in 1996 is reflective of the inclusion in 1996 of a full twelve months of sales of products of ASBC, which was acquired in August 1995. As a result, 1996 was the first full year of graphics software sales for the Company.


         Cost of Sales. Cost of sales increased 46.9% to $4.0 million for the year ended December 31, 1996, compared to $2.7 million in 1995. Cost of sales as a percentage of total sales increased to 39.7% for the year ended December 31, 1996, from 37.7% in 1995. The increase in cost of sales as a percent of sales was largely the result of a reduction in efficiencies due to the introduction of many new products during the period.


         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 3.2% to $3.5 million for the year ended December 31, 1996, compared to $3.4 million in 1995. Selling, general and administrative expenses as a percentage of total sales decreased to 35.0% for the year ended December 31, 1996, from 47.2% in 1995. The decrease in selling, general and administrative expenses as a percentage of total sales during 1996 was due to the Company's ability to reduce its advertising expenditures and control other operating costs, combined with improved economies of scale realized after the acquisition of ASBC in August 1995.


         Research and Development Expenses. Research and development expenses increased 45.9% during the year ended December 31, 1996, to approximately $467,000 compared to approximately $320,000 in 1995. Research and development as a percentage of total sales increased from 4.4% for the year ended December 31, 1995 to 4.6% in 1996. This higher level of development expense primarily reflected an overall increase in personnel to develop new products.

         Write-off of Acquired In-Process Research and Development. The Company incurred a one-time charge of $1.4 million in 1995 to write off in-process research and development acquired in connection with the acquisition of ASBC in August 1995. The write-off was 19.3% of total sales for the year ended December 31, 1995.


         Depreciation and Amortization Expenses. In the year ended December 31, 1996, depreciation and amortization expenses increased 58.3% to approximately $685,000 from approximately $433,000 in 1995. Depreciation and amortization as a percentage of total sales increased to 6.8% for the year ended December 31, 1996, from 6.0% in 1995. This increase was mostly due to the depreciable assets added in 1995 from the acquisition of ASBC incurring a full year of depreciation in 1996, compared with four and one-half months in 1995.


         Net Interest Income (Expense). Net interest expense increased 140% to approximately $262,000 in the year ended December 31, 1996, from approximately $109,000 in 1995. In 1996, which was the first full year of financing the August 1995 purchase of ASBC, interest expense was 2.6% of total sales compared to 1.5% in 1995.

LIQUIDITY AND FINANCIAL CONDITION


         The Company believes that cash generated from operations and its net proceeds from this offering will satisfy the Company's anticipated working capital requirements for at least the next two years. The Company, however, may require substantial additional funds for potential acquisitions. In the normal course of business, the Company evaluates acquisitions of businesses, product lines and technologies that complement the Company's business. The Company has no present commitments or understandings with respect to any such transaction.

         During 1997, operating activities provided the Company with net cash of approximately $1.1 million. During that year, cash flow used in operating activities included increases of approximately $1.4 million and $581,000 in accounts receivable and inventory, respectively, along with a decrease of approximately $250,000 in income taxes payable. Operating activities generated cash flows through approximately $2.0 million in net income, while increases in accounts payable and accrued liabilities generated cash flow of approximately $603,000, and non-cash items of depreciation and amortization expense, deferred income tax provision, and bad debt expenses provided approximately $613,000.


         During 1996, operating activities provided the Company with net cash of approximately $1.4 million. During that year, cash flow was generated by net income of approximately $675,000. Cash flow of approximately $1.4 million was provided through depreciation and amortization expense, non-cash interest expense, and increases in income taxes payable and accrued liabilities. Cash flow used in operating activities included an increase in prepaid expenses, an increase in deferred income taxes and a decrease in accounts payable totaling approximately $652,000.

         In 1995, operating activities provided the Company with net cash of approximately $125,000. While the net loss for the year of approximately $707,000 generated negative cash flow, the non-cash write-off of acquired in-process research and development provided approximately $1.4 million in cash flow. Cash flow of approximately

$1.2 million was generated by depreciation and amortization expense, non-cash interest expense, decreased inventory and increases in accounts payable and accrued liabilities. Cash flow used in operating activities included an increase in accounts receivable and prepaid expenses, a decrease in income taxes payable, and an increase in deferred income taxes totaling approximately $1.7 million.


         The Company's capital expenditures during 1995, 1996 and 1997 were approximately $31,000, $285,000, and $744,000, respectively. These expenditures were primarily for expansion of facilities, production and duplication equipment and computer hardware. While the Company does not have any significant commitments for capital expenditures, the Company anticipates that it will continue to expand its facilities and purchase equipment as needed to support growth.


YEAR 2000 READINESS


         Until recently, many software systems were not programmed to correctly recognize dates beyond December 31, 1999 (the "Y2K Problem"). Many public and private entities are now, and will be, expending material amounts of human and financial resources to identify and address their Y2K Problems. Some software companies may incur material product liabilities related to their Y2K Problems. The Company believes that Y2K Problems will not have a material adverse effect on its results of operations or financial position.

         The Company's technology-based IT training products and graphics software products are not believed to suffer Y2K Problem defects simply because the nature of training products and PC based graphics software is not reliant on the calendar. However, it is conceivable that the Company's technology-based IT training products may have to be modified if the third party software packages to which they relate are modified because of Y2K Problems. The Company believes that its costs of issuing new versions of its products to address the changes in third party software, and any resulting obsolescence of Company inventory, would more than be offset by revenues generated from the sale of new versions of the Company's products.

         The Company believes, but has no assurance, that the software applications it uses internally do not suffer Y2K Problems. The Company uses up-to-date, PC-based software for its internal accounting and other applications, and believes it has no Y2K Problem defects. To confirm this, the Company intends to perform testing of its internal accounting and other applications to ensure that they correctly handle the Y2K Problem. The Company intends to correct any anomalies discovered before December 31, 1999.

         The Company could experience difficulty in attracting and retaining qualified technical personnel as the national population of qualified technical people is absorbed by others in addressing their Y2K Problems, but to date the Company has been able to meet its personnel requirements.

         The Company's customers often have budgets for IT expenditures and, to the extent they expend funds in remedying Y2K Problems, the amounts customers may otherwise have available to purchase the Company's products could be reduced. The Y2K Problem is worldwide, and its impact on third parties and the economy in general could affect the Company to an extent that is not currently estimable.

                                    BUSINESS

GENERAL


         ViaGrafix develops, produces and markets technology-based IT training products and graphics software products. The Company's IT training courses include video tutorials and interactive multimedia training courses delivered on CD-ROM, LANs, intranets and the Internet, for a variety of computer software. The Company has developed and markets more than 650 training courses for most major PC software packages. Such products provide an audio-visual environment designed to allow users to learn faster and increase retention and productivity. Organizations that purchase the Company's multimedia training products can offer them across a network to all employees. The Company's principal graphics software product, DesignCAD, is a CAD package sold worldwide. The Company also produces several other CAD-related software packages. The primary platforms for both the training and software products are Windows 3.1, Windows 95 and Windows NT. The Company believes its training and graphics software products enable users to improve productivity with their computers and thereby reduce costs.



         The Company was founded in 1990 to create training products for the PC user, and it developed a library of computer training videos for computer software, such as word processors, spreadsheets and operating systems. The business was expanded to include both business and home computer software training products and, with the acquisition of ASBC in August 1995, now includes the development and marketing of PC graphics software.


         The Company's potential training customers include anyone who has a need to learn to use computer software, including individuals, small businesses, corporations and government agencies. The Company's graphics software customers include architects, engineers, designers and hobbyists.

         The Company sells its products through distributors and resellers and directly to end-users. The Company uses its own catalog, promotion of its 800 number and its Internet web site to sell training and software products directly to end-users. Various Internet web sites of major software companies, such as Microsoft Corporation, Corel Corporation and Symantec Corporation, contain links to the Company's Internet web site. Direct sales are also achieved by direct mail advertising to the Company's database of existing customers and by exhibition at more than 80 trade shows, such as COMDEX, throughout the United States annually.


          The Company has experienced growth in revenues and operating earnings since its inception primarily as a result of internal product development. The Company's sales grew from $3.8 million in 1993 to $13.7 million in 1997.
The Company's strategy is to continue to increase its spectrum of easy-to-use training and software products, increase sales to major retailers, increase direct corporate sales by expanding its internal sales force, expand software product development, expand international sales by translating its current products into other languages and increase its use of strategic alliances.


INDUSTRY BACKGROUND

         Training Market. With the proliferation of computers, there has been a continually increasing need for training and educational products for computers and software, and for better, easier-to-use software products. Businesses and organizations are becoming increasingly dependent upon computer systems in order to remain competitive in their marketplace. This has resulted in significant growth in the IT training market. According to IDC, the U.S. market for computer education and training grew to $7.1 billion in 1996 and is expected to reach $12.9 billion by the year 2001.


         The IT training market is diverse, consisting of a variety of product and service providers. Technology-based training products for IT include CD-ROM based training, video-based training and Internet-delivered training. Non-technology-based training products for IT include books and other written materials. Service providers include technology manufacturers, commercial trainers, consulting firms, value-added resellers, computer dealers, systems integrators, network integrators, colleges, universities, and independent service organizations.



         The majority of IT training is still delivered by instructor-led training, which accounted for $5.7 billion, or 80% of the total U. S. market, in 1996. However, for several years instructor-led training has grown at a slower rate and is expected to continue at a slower rate than IT training as a whole. Technology-based IT training is gaining acceptance as a proficient as well as efficient method for software education. IDC estimates that CD-ROM based training, video-based training and Internet delivered training for IT combined will grow from $528 million in 1996 to $3.3 billion in 2001, representing an annual growth rate of 44%.


   Several factors account for the rapid and sustained growth of CD-ROM training, video-based training and Internet delivered training:

o Recognized Need. The continued growth of the personal computer has created millions of end-users that need training on software. As companies continue to increase their use of computers, they also must continue to increase the ability of their personnel to be competent computer users.

o Technology and Quality Improvements. The quality of CD-ROM, video-based and Internet training products has improved significantly with technological improvements in the computer industry and the development of more creative content.


o More Economical. Instructor-led training, while effective, is more expensive and requires specified time periods. Technology-based IT training provides an audio-visual environment designed to allow users to learn faster and increase retention and productivity.


o Ease of Use. Technology-based IT training products allow users to learn at a self-directed pace and can be used repeatedly. Multimedia training also allows users to receive instantaneous feedback on their progress. Additionally, multimedia training can be accessed over a network simultaneously by multiple users.

o Growth of the Internet. The emergence of the Internet as an important communication and advertising vehicle has placed new pressure on millions of people to become computer literate.

o Technological Demands. IT products are constantly adding new features and functionality, thus necessitating new versions to be released. It is a constant challenge for users to keep pace with these changes, thereby increasing their need for training.


         Technology-based training developed as a market niche in the mid-1980s with the emergence of video and computer-based training. As the need for training became more evident and IT training became more prevalent, video-based training and computer-based training were accepted as effective and efficient options in many situations, and popularity increased in the early 1990s. Also in the early 1990s, CD-ROM based training was introduced utilizing multimedia as a high-quality instructional method more capable of being enhanced by creative production techniques. In the mid-1990s, with the proliferation of CD-ROM capable computers, CD-ROM based multimedia training began to grow swiftly. Internet delivered training was also introduced in the mid-1990s.



         Graphics Software Market. The market for software in the United States and Canada has grown from $5 billion in 1991 to $10.6 billion in 1996, the market for Windows software has grown from less than $1 billion in 1991 to more than $8.5 billion in 1996, and the market for graphics software for Windows has grown from $205 million in 1991 to $1.1 billion in 1996, according to the SPA. Graphics software for Windows includes CAD software, three-dimensional modeling software, general drawing and design software.


         With the increase in the use of Windows, computers are increasingly being used for design and other graphics intensive tasks. New users of Windows graphics software will be looking for easy-to-learn, easy-to-use software that is affordable.

THE VIAGRAFIX SOLUTION

         The Company designs, develops, markets, sells and supports its technology-based IT training products and graphics software products based on the following principles:

         Optimize Training Products for Productivity. The Company develops and markets training courses that teach people how to use popular software packages such as Microsoft Excel, Microsoft Word, Microsoft Windows, Lotus 1-2-3 and WordPerfect. These educational courses offer many advantages over traditional instructor-led training. They allow users to fit training to their work schedules, begin training at a level which is appropriate for them, train only on the topics that are relevant to their needs and practice and test their skills as they learn.


         Offer a Broad Range of Training Products. The Company develops and markets training courses that teach people how to use a diverse selection of software applications, such as PageMaker, DesignCAD, CorelDraw, ACT! and FrontPage. The Company also develops and markets training courses that teach the use of more technical software, such as C++, Visual Basic and HTML programming.


         Design User Friendly Graphics Software Products. The Company designs its graphics software products with focus on ease of use and full functionality. These products are designed to be used by both professional and casual users.

         Offer Products with Superior Value. The Company attempts to develop products that can be marketed at a lower price than similar competing products.

         Release Products to the Market Quickly. The Company attempts to develop its products and maintain a relatively short time to market.


         Leverage Internet Technologies. The Company's products employ Internet technologies for delivery and communication. Some of the Company's more popular multimedia IT training products are available on the Company's web site, and more are to be added. The Company's software products utilize Internet technologies by offering Internet file compatibility and direct e-mail support.


GROWTH STRATEGY

         The Company's objective is to become a leading provider of technology-based IT training products and graphics software products. The following are the key elements of the Company's strategy to achieve that objective:


         Expand Training Product Offerings. The Company has created a development system that utilizes technologies and a streamlined development process to reduce development time and cost. The Company plans to increase its development staff to increase the size of its product line and introduce new training products earlier in the software product sales cycle. The Company also plans to add courses on more technical material which are frequently requested by the Company's customers.


         Increase Sales through Major Retailers. The Company's sales to major retailers have more than doubled in the past year, and the Company expects to be able to continue growth of such sales. The Company still sells to a relatively small number of major retailers, which leaves the Company with a natural path for growth by adding more retail accounts. See "Risk Factors -- Reliance on Major Retailers."


         Increase Direct Corporate Sales. Heretofore the Company has focused on a consumer marketing approach to its business. The Company is now in the process of creating an internal corporate sales force to increase penetration of the corporate market. Corporate sales currently account for a nominal portion of the Company's business and represent an area targeted by the Company for growth. The Company believes that since its multimedia training courses are deliverable on CD-ROM, LANs, intranets and the Internet, it has a competitive advantage. The Company's multimedia courses also offer testing, which make them suited to the needs of the corporate market. The Company plans to develop a method to compare test results to worldwide results via the Internet. The Company will attempt to establish a testing standard for software training that will enhance its competitive advantage in the future.

         Expand Software Product Development. The Company expects to successfully market new "easy-to-use" graphics software utilizing its established customer base and sales channels. The Company has the ability to use its core DesignCAD technology to produce these new products at a lower incremental cost. The Company has three new graphics software products under current development. These products will expand the Company's software line into the broader, less technical areas of illustration, web page design and three-dimensional modeling. The Company also plans to create industry specific applications using the DesignCad engine that will specialize in topics such as automated building design and applications for surveying and plumbing design.


         Increase International Sales. The Company intends to boost international sales and plans to begin a five-year effort to translate its products into other languages, beginning with Spanish,

German and French. International sales account for more than 50% of many major software companies' sales, but accounted for 7% of the Company's sales in 1997.

         Develop Strategic Alliances. The Company intends to enter into developmental and marketing alliances with key IT vendors to create and market IT training products. To date, the Company has entered into a diverse array of alliances with Street Technologies, Inc. ("Street"), RealNetworks, Inc. (formerly Progressive Networks, Inc.), Symantec Corporation and McAfee Associates, Inc. The Company's agreement with Street enables it to deliver multimedia training courses on CD-ROM, LANs, intranets and the Internet in a more effective manner. See "Certain Transactions -- Street Technologies." Stephen P. Gott, Chief Executive Officer of Street, will become a director of the Company on the day following the date of this Prospectus and plans to purchase 10,000 shares of stock in this offering. The Company believes that these alliances will provide a number of competitive advantages, including access to the partners' distribution channels and development plans.

         The Company intends to remain opportunistic with respect to the acquisition of product lines and companies which would complement its growth strategy.

PRODUCTS

         Technology-based IT Training Products. The Company has developed and markets more than 550 video courses and more than 120 multimedia courses. The Company's principal educational products are training videos and multimedia courses teaching today's most popular software. The following is a list of some applications, programming languages and operating systems for which the Company has developed training products:



-------------------------------------------------------------------------------------------------------------
                         SUITES                          INTERNET                         DATABASE
-------------------------------------------------------------------------------------------------------------
                    Microsoft Office                     Internet                          Access
                    Lotus SmartSuite                  World Wide Web                       FoxPro
                Corel WordPerfect Suite            MS Internet Explorer                   Paradox
                                                    Netscape Navigator                      ACT!
                                                                                          Goldmine

-------------------------------------------------------------------------------------------------------------
                   OPERATING SYSTEMS                  COMMUNICATIONS                 DESKTOP PUBLISHING
-------------------------------------------------------------------------------------------------------------
                        Windows                     Microsoft Outlook                    PageMaker
                       Windows NT                      Lotus Notes                       CorelDraw!
                        NetWare                         WinFax Pro                       Publisher
                          DOS                                                        Adobe Illustrator
                          OS/2                                                           PhotoShop

-------------------------------------------------------------------------------------------------------------
                    WORD PROCESSING               PRESENTATION GRAPHICS                     CAD
-------------------------------------------------------------------------------------------------------------
                     Microsoft Word                     PowerPoint                       DesignCAD
                      WordPerfect                    Harvard Graphics                     AutoCAD
                        WordPro                    Corel Presentations
                         AmiPro

-------------------------------------------------------------------------------------------------------------
              SPREADSHEETS AND ACCOUNTING               TECHNICAL                      MISCELLANEOUS
-------------------------------------------------------------------------------------------------------------
                         Excel                            C, C++                      Lotus Organizer
                      Lotus 1-2-3                      Visual Basic                  Microsoft Project
                        Quicken                            HTML
                       Quickbooks                         Delphi
                                                           UNIX
                                                          BASIC
-------------------------------------------------------------------------------------------------------------


         Each application above may have from one to thirteen courses associated with it. For example, the DesignCAD 97 training series consists of "Learning DesignCAD 97, Introduction," "Learning DesignCAD 97, Advanced," and "Learning DesignCAD 97, Solid Modeling." There are six courses for Microsoft Excel 97, 12 courses for Novell NetWare 4, and four courses for C and C++ programming. Additionally, the Company has training courses for several different versions of many of the software programs listed above.

         Corporate training departments and training companies commonly incorporate training videos or multimedia courses into their existing training programs as a supplemental way to meet varying learning preferences of individuals. Training videos and multimedia courses can also reduce training time and costs otherwise incurred through seminars and personal or classroom instruction and allow training to take place anytime or anywhere. The Company believes these tutorials are an excellent way to increase employee productivity at minimal cost.

         Since 1996, ViaGrafix has developed its multimedia-based interactive software tutorials to be "networkable," which allow them to be accessible simultaneously by multiple users through LANs, intranets and the Internet. Beginning with Microsoft Office 97 tutorials, an optional "Skill Development Quiz" concludes each chapter and a comprehensive test is offered optionally at the end of each tutorial.

         ViaGrafix training products are offered in three configurations. Video tutorials usually run from 60 to 90 minutes in length and are packaged in a black plastic binder with printed graphics. Most have a suggested retail price of $49.95. This line includes tutorials for beginners, intermediate, and advanced users. A second configuration, "Teach Yourself" video tutorials, are 60 minutes or shorter in length, have less instructional detail, are packaged in a printed cardboard case, and have a suggested retail price of $19.95. Multimedia courses are sold on CD-ROM in a durable clear plastic case with printed graphics, include the full range of instructional titles from beginners to advanced users, and typically have a suggested retail price of $49.95. Multimedia courses generally contain two to four hours of training. Multimedia courses are also offered on LANs, intranets, and the Internet. Pricing for these delivery methods is based on the number of titles and length of license period.


         Graphics Software Products. The Company develops and markets several graphics software packages. DesignCAD 97 and DesignCAD LT are the latest CAD products offered by the Company. DesignCAD 97, with a retail price of $499, offers true solid modeling, extensive dimensioning, animation, Internet capability, file compatibility with all the major file types, and object linking and embedding. DesignCAD 97 is packaged in a printed cardboard carton. Included is the software on either a CD-ROM or a three and one-half inch diskette, a reference manual set up in a format similar to an encyclopedia, and a user's guide tutorial manual. DesignCAD LT is a version of DesignCAD 97 with reduced three-dimensional capability and a retail price of $349.

         Although sales of DesignCAD products generate most of the Company's software revenue, the Company develops and markets several other graphics-related software products. These include VinylCAD, used for sign making, ModelCAD, used for model airplane and railroad design, Estimator Pro, used for cost estimation and DesignSYM, a collection of symbol libraries used with CAD software. The Company also develops and markets EconoCAD, Instant Architect and Instant Engineer, lower cost CAD software products based on DesignCAD. The Company's software products are targeted primarily for Windows platforms.



         Retail prices suggested by the Company are not binding upon resellers of the Company's IT training and software products. Customers may find the Company's products at varying discounted prices.


         Product Life Cycle. ViaGrafix training courses have varying lives.
Most application software versions have a life of 18-24 months with operating systems having a longer life. The life cycle for software training products can be broken into three segments. The first segment, during the first six to twelve months of the software version, has the strongest sales. The second segment, through the remaining time that the software version is current, normally continues at a somewhat reduced level. The third segment begins after a newer version of the software has been released. This segment is marked by reduced sales that continue for a varied period, from months to years. The Company's graphics software usually has an active product life of 18-24 months. Upgrades to new versions of the Company's software allow very high upgrade sales initially, followed by steady sales to new users, which continue until the next version announcement. Residual sales of older versions continue for a few years after the release of newer versions.

PRODUCT DEVELOPMENT


         Since inception, the Company has made substantial investments in product research and development. During 1995, 1996 and 1997, development expenses were approximately $320,000, $467,000 and $1,162,000, respectively. As of December 31, 1997, the Company had 44 employees engaged in research and development. Substantially all of the Company's product research and development activities take place in its Pryor, Oklahoma facility. The product development, including product design, script writing, programming, video editing and multimedia editing, take place on-site. The Company primarily uses in-house talent for video and multimedia presentations, although from time to time it supplements its in-house resources with outside specialists. The Company's facility includes a video studio, three video-editing bays, 10 multimedia editing stations and other office space necessary to accomplish these tasks. The Company utilizes approximately 8,000 square feet for product development.


         The Company has created a product development system that utilizes specialized technologies and a streamlined development process. The development technologies consist of the Company's proprietary software, off-the-shelf software and licensed tools, which have been optimized to create technology-based training products. The development process controls the course development, incorporating feedback mechanisms that monitor quality assurance from script writing to finished product. The Company believes that its product development system is a competitive strength that enables it to (i) create courses that are deliverable via CD-ROM, videotape, LANs, intranets or the Internet, (ii) change or enhance portions of a course without recreating the entire course, (iii) create courses that support a common product architecture and interface and (iv) shorten time to market at a relatively low cost.


         The Company's software research and development involves a formal process to guide software development through stages of product concept, market requirements, analysis, product definition, design specification, coding, testing and release. These efforts are also focused on identifying, developing and integrating leading technologies into the Company's products.




                  DEVELOPMENT PROCESS FOR IT TRAINING PRODUCTS

      Concept Stage      Pre-Production       Production       Post-Production
      -------------      --------------       ----------       ---------------
      Evaluation and         Content          Video Taping,         Package
       Selection of        Development        Editing and         Design and
       New Training            and             Multimedia           Quality
         Courses          Script Writing       Development          Control


SALES AND MARKETING


         The Company sells and markets its technology-based IT training products and graphics software products directly to end-users and through resellers and distributors. During 1997, the Company achieved approximately 41% of its revenues through direct sales to end-users and approximately 59% of its revenues through resellers and distributors.


         Direct Sales. The Company's direct marketing methods include national advertising in periodicals such as Windows Magazine, PC Magazine and Windows Sources, in addition to direct mail advertising and exhibition at more than 80 trade shows, such as COMDEX, throughout the United States annually. The importance of trade shows to the Company is considerable in that a total of 86 employees attended, and represented the Company, at least one trade show during 1997. The Company is also involved in various marketing activities on the Internet. Orders are received by telephone, fax, mail, e-mail and Internet web site. The Company staffs telephones for inbound sales calls 24 hours per day, seven days per week.


         Distribution. More than 900 active dealers and resellers purchase directly from the Company. The Company also sells to distributors, such as Ingram, who supply dealers and resellers with the Company's products. The Company supports advertising through the distribution channel using advertising allowances for approved ads, payments for retail endcaps and allowances and payments for display space in distributor catalogs.

         The Company relies heavily upon sales to Ingram, a major distributor that supplies computer-related products to other resellers, including some major retailers. Sales to Ingram accounted for approximately 17% of the Company's revenues for 1997. The Company also relies heavily upon sales to certain retailers, including Computer City, Inc., CompUSA Inc., Sears Roebuck & Co, and Best Buy Company, Inc. Sales to the Company's eight top retailers accounted for approximately 26% of the Company's revenues for 1997. The Company is currently investing, and intends to continue to invest, significant resources to develop these channels.


         Of the Company's sales in 1995, 1996 and 1997, 81%, 69% and 81%, respectively, were of the Company's training products and 19%, 31% and 19%, respectively, were of the Company's software products. Prior to the acquisition of ASBC in 1995, the Company had no sales of software products. See Note 10 of Notes to Financial Statements.


         Sales to countries other than the United States and Canada accounted for 7% of the Company's 1997 revenues. Japan and the United Kingdom accounted for 2% and 1.3%, respectively, of the Company's 1997 revenues.


CUSTOMERS (END-USERS)

         The Company's training products are used to educate people in the use of software. The Company estimates that about two-thirds of its training customers use the products for work-related activities, and one-third use the products for personal improvement. The Company estimates that about one-third of DesignCAD users are professional engineers and about one-third use DesignCAD for architectural and building applications. The remaining customers use DesignCAD for a wide variety of purposes, such as facilities management, technical illustration and casual drawing.

         The Company has an extensive and diverse list of end-users, including thousands of users from various industries including telecommunications, technology, oil and gas, healthcare, insurance, government, finance and education.

CUSTOMER SUPPORT


         The Company believes that its ability to provide quality customer service and support to its distributors and end-user customers is essential to continued product acceptance. The Company has a 30-day return policy on all products and offers extended terms and return policies to some major retailers and distributors. The Company's customer support services are as follows:


         Technical Support. The Company's technical staff provides telephone, fax, mail and e-mail support to the entire customer base. In addition, qualified developers and partners who work closely with the Company's products have extended access to the Company's Internet support site, which contains technical updates and technical maintenance files.

         Customer Service. The Company's customer service staff provides processing and shipping information on current and future orders. These personnel also deal with any customer inquiries involving delivery, availability, priority handling and replacement products.

PRODUCTION AND SUPPLIERS


         Most of the production of the Company's products takes place on-site. The Company's facility includes 200 duplicating VCRs, diskette duplicators, CD-ROM duplicators, numerous shrink-wrap machines and other equipment necessary to complete the production of the products. The Company outsources the actual "stamping" of CD-ROMs to high volume producers. The Company utilizes approximately 12,000 square feet of its facility and 33 employees in production of the products.


         Inventories of finished goods are generally kept at levels equal to one to six weeks of orders. The principal physical components of the Company's products are diskettes, CD-ROMs, videotapes, printed material and manuals. The Company keeps significant inventories of these raw materials in order to meet rapid delivery requirements of its customers. The materials that make up these principal physical components of the Company's software products are available from a number of suppliers. The Company has not experienced any material difficulties or delays in the manufacture and assembly of its products due to product availability or material returns due to product defects.


INTELLECTUAL PROPERTY RIGHTS


         The Company regards certain features of its internal operations, software and documentation as its intellectual property. The Company believes that, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection are less significant than certain other factors. These factors include the knowledge, ability and experience of the Company's employees, frequent product enhancements and the timeliness and quality of support services. The Company relies on a combination of contract, copyright, trademark and trade secret laws and other measures to protect its intellectual property. The Company has no patents. The Company licenses its software products primarily under "shrink-wrap" licenses that are not signed by its licensees. These shrink-wrap licenses may be unenforceable under the laws of certain jurisdictions. See "Risk Factors -- Dependence on Intellectual Property Rights; Risk of Infringement."

         The Company provides its products to customers on a "right-to-use" basis under non-exclusive licenses, which generally are non-transferable and have a perpetual term. The Company typically licenses its products solely for the customer's internal operations.


COMPETITION


         The market for technology-based IT training products and graphics software products is highly competitive and is characterized by rapid changes in technology and frequent introductions of new platforms and features. The Company expects competition to increase as other companies introduce additional and more competitive products in these markets. In its video training business, the Company competes primarily with a number of small private companies. In its multimedia training business, the Company competes directly against a number of small private companies and indirectly with a number of large computer-based training vendors, most of whom are expected to enter the multimedia training business. Some of these computer-based training vendors, such as CBT Group, P.L.C., Gartner Group, Inc., and National Educational Training Group, Inc., have larger technical staffs, greater brand recognition and market presence, more established and larger marketing and sales organizations and substantially greater financial resources than the Company. CBT Group, P.L.C., an industry leader, has developed a strong position in IT training with products focused on more technical applications oriented to corporate customers.


         Some of the Company's competitors in the graphics software business such as Autodesk, Inc., International Microcomputer Software, Inc. and Visio Corporation have larger technical staffs, greater brand recognition and market presence, more established and larger marketing and sales organizations and substantially greater financial resources than the Company. See "Risk Factors -- Competition."

         The Company believes that the competitive factors affecting the market for the Company's products include product performance, price and quality; product functionality and features; the availability of products for existing and future platforms; the ease of use and ease of integration of the products with other hardware and software components; and the quality of customer support services.


         The Company's present or future competitors may be able to deliver products comparable or superior to those offered by the Company or adapt more quickly than the Company to new technologies or evolving customer requirements. In order to remain successful in the software products market, the Company must respond to technological change, customer requirements and competitors' current products, product enhancements and innovations. In particular, the Company recently introduced its multimedia training product line that is deliverable via CD-ROM, LANs, intranets or the Internet. The Company is currently developing additional products and enhancements for this product line in an effort to respond to customer feedback and new technological advances. See "Risk Factors -- Competition."

BACKLOG; SEASONALITY

         The Company typically ships its products within a short period after acceptance of orders from distributors and other customers. Accordingly, the Company typically does not have a material backlog of unfilled orders and net sales in any quarter are substantially dependent on orders booked in that quarter.

         The Company has not experienced material seasonality, and does not anticipate material seasonality in the future.

FACILITIES


         The Company's administrative, marketing, production and product development facilities consist of approximately 68,000 square feet at a single location in Pryor, Oklahoma. The Company owns and occupies this facility and the five acres of land on which it is located, the latter offering room for possible expansion. See "Certain Transactions -- ASBC Acquisition."


         The Company believes that its facilities are suitable and adequate for its operations as now conducted and as currently foreseen.

EMPLOYEES


         As of December 31, 1997, the Company had a total of 145 employees including 93 employees in sales, marketing, technical support and customer service, 44 employees in research and development and eight employees in administration. A number of the Company's employees or their spouses are enrolled members of Indian Tribes employed within specified portions of the State of Oklahoma, for which the Company receives certain tax benefits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Year Ended December 31, 1997 Compared to Year Ended December 31, 1996." The Company has allocated approximately 8,000 square feet of its facilities to recreational, physical fitness and child-care facilities for its employees and offers flexible work schedules to many of its employees. None of the Company's employees are represented by a labor union. Management believes that the Company's relations with its employees are good.


LEGAL PROCEEDINGS


         From time to time, the Company is involved in litigation arising out of operations in the normal course of business, none of which is expected to have a material adverse effect on its results of operations or financial position.

                                   MANAGEMENT


         The directors, executive officers and key managers of the Company and their ages as of December 31, 1997, are as follows:


               Name                           Age                        Position
               ----                           ---                        --------
Michael A. Webster  . . . . . . . . .          39       Chairman of the Board, President and Chief Executive Officer
Robert E. Webster . . . . . . . . . .          42       Executive Vice President, Secretary and Director
Robert C. Moore, Jr.  . . . . . . . .          50       Treasurer and Chief Financial Officer
Chao-Chyuan Shih  . . . . . . . . . .          45       Director of Software Development
Austin E. Acuff . . . . . . . . . . .          51       Retail Sales Manager
Roy L. Bliss  . . . . . . . . . . . .          55       Director nominee
Stephen P. Gott . . . . . . . . . . .          48       Director nominee
Gerald R. Harris  . . . . . . . . . .          66       Director nominee


         Michael A. Webster has served as Chairman of the Board, President and Chief Executive Officer since the Company's inception in 1990. Mr. Webster served as General Manager of Champion Electronics, Inc., a company operating Radio Shack dealership outlets involved in computer retailing, from October
1984 to December 1989. He holds a Bachelors Degree in Music from Oklahoma State University. In 1997, Mr. Webster completed the Owners/Presidents Management program offered at Harvard Business School. Michael A. Webster is the brother of Robert E. Webster.


         Robert E. Webster has served as Director, Vice President and Secretary since the Company's inception in 1990. Mr. Webster served as Director and Vice President of ASBC from July 1981 to August 1995. He has served as Executive Vice President on the Company's management team since 1995, after the Company acquired ASBC. He holds a Bachelors Degree in Computer Science and a Masters Degree in Computer Science, both from Oklahoma State University. Robert E. Webster is the brother of Michael A. Webster.

         Robert C. Moore, Jr. has served as Chief Financial Officer since July 1997 and Treasurer since October 1997. Mr. Moore served as Vice President and Chief Financial Officer of Hughes Lumber Company in Tulsa, Oklahoma from June 1978 to June 1997, and as Assistant Controller of a division of Evans Products Company from October 1972 to May 1978. He holds a Bachelors Degree in Economics from North Carolina State University and a Masters Degree in Business Administration from the Darden Graduate School of Business Administration, University of Virginia.

         Chao-Chyuan Shih has served as Director of Software Development since ViaGrafix acquired ASBC in August 1995. Mr. Shih served as Senior Programmer of ASBC from August 1988 to August 1995. He holds a Bachelors Degree in Physics from National Central University in Taiwan and a Masters Degree in Computer Science from the University of Arkansas.

         Austin E. Acuff has served as Retail Sales Manager since July 1994. Mr. Acuff served as an instructor of business classes for Northeast Vo-Tech Center from August 1988 to July 1994 and was employed by Wal-Mart as Store Manager from July 1971 to August 1988. He attended Southwest Missouri State University, majoring in Accounting and Business Administration.


         Roy L. Bliss, of Tulsa, Oklahoma, will become a director of the Company on the day following the date of this Prospectus. Mr. Bliss is the founder of United Video Satellite Group, Inc., a diversified satellite communications company serving cable and satellite television systems, radio and data communications networks and client software and network management requirements on a global basis. Mr. Bliss was employed there from 1969 through 1996, at which time it was acquired by Tele-Communications, Inc. He served as Chief Operating Officer from 1970 to 1996, as President from 1991 to 1996, and as a Director from 1984 to 1996. Mr. Bliss is currently engaged in the management of his investments. He holds a Bachelors Degree in Business Administration from Arizona State University.

         Stephen P. Gott, of Katonah, New York, will become a director of the Company on the day following the date of this Prospectus. Mr. Gott has been President and Chief Executive Officer of Street Technologies, Inc. since its formation in 1995. Street Technologies provides web-based streaming technology that enables users to view synchronized audio, video, graphic animation and text over LANs, intranets and the Internet. Mr. Gott was Partner and Chief Technology and Operations Officer at Lehman Brothers, Inc., from 1986 to 1995. Mr. Gott was General Manager and Senior Vice President at First Boston Corporation from 1982 to 1986. He holds a Bachelor of Science Degree from Northeastern University and an Advanced

Management Degree from Cornell University. Street Technologies, Inc. has a development and licensing agreement with the Company. See "Certain Transactions -- Street Technologies."


         Gerald R. Harris, of Pryor, Oklahoma, will become a director of the Company on the day following the date of this Prospectus. Mr. Harris is the founder and President of Hem, Inc., an industrial saw manufacturer established in 1966. Prior to founding Hem, Inc., Mr. Harris worked as an engineer at Lawrence Radiation Laboratory in Livermore, California. He holds a degree in Mechanical Design from Healds College of Engineering.


         Officers of the Company serve at the pleasure of the Board of Directors. The term of office of each director of the Company ends at the next annual meeting of the Company's shareholders or when his successor is elected and qualified.

COMMITTEES OF THE BOARD OF DIRECTORS


         The Board of Directors has established an Audit Committee and Compensation Committee, both of which will be composed solely of independent directors. Messrs. Bliss, Gott and Harris will comprise both the Audit Committee and the Compensation Committee upon becoming directors of the Company on the day after the date of this Prospectus. The function of the Audit Committee is to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans for and results of the Company's annual audit, approve professional services provided by and the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls. The function of the Compensation Committee is to establish a general compensation policy for the Company, approve increases in directors' fees and salaries paid to officers and senior employees of the Company, administer the 1995 ViaGrafix Stock Option Plan and determine, subject to the provisions of the Company's employee benefit plans, the extent of such participation and terms and conditions under which benefits thereunder may be vested, received or exercised.


DIRECTOR COMPENSATION

         Each member of the Board will be paid a fee of $500 for each Board of Directors meeting attended. All directors will receive reimbursement of reasonable expenses incurred in attending Board and committee meetings and otherwise carrying out their duties. Upon completion of this offering, each director and each director nominee will receive an option to purchase 10,000 shares of Common Stock under the 1995 ViaGrafix Stock Option Plan with a per share exercise price equal to the initial public offering price. Each option will be non-transferable except upon death (unless otherwise approved by the Board), and will become exercisable with respect to one-fifth of the shares of Common Stock issuable thereunder on each of the first five anniversaries of the date of the grant if the individual is a director at such time.

EXECUTIVE COMPENSATION


         The following table sets forth information regarding the compensation for the year ended December 31, 1997 of the Company's Chief Executive Officer and each executive officer of the Company who was compensated in excess of $100,000 in 1997 by the Company.


                          SUMMARY COMPENSATION TABLE



Name and                       Annual Compensation       Other         All
principal                      -------------------       Annual       Other
position             Year       Salary      Bonus     Compensation  Compensation
------------------   ----      --------     ------    ------------  ------------
Michael A. Webster   1997      $175,000       --         $2,506(1)       --
  President

Robert E. Webster    1997      $125,000       --         $1,284(2)       --
  Executive Vice
  President




(1) Consists of $1,900 in 401(k) matching contributions by the Company and $606 reflecting personal use of Company automobile.

(2) Consists of $577 in 401(k) matching contributions by the Company and $707 reflecting personal use of Company automobile.

The Company did not issue any restricted stock awards or other long term compensation to such executive officers. Neither of the named executive officers is party to an employment agreement with the Company.

         The following table provides information regarding options granted to each of the named executive officers during 1997:



                        OPTION GRANTS IN LAST FISCAL YEAR



                                                                                             Potential Realized
                                                                                              Value at Assumed
                                                                                            Annual Rates of Stock      Potential
                              # of Shares    % of Total                                    Price Appreciation for    Realized Value
                              Underlying      Options                                        Option Term(2)          Assuming Market
                                Options      Granted to    Exercise Price   Expiration     ----------------------    Price equal to
  Name      Date of Grant       Granted      Employees       ($/share)         Date          5%              10%     $12.00/share(2)
  ----      -------------     -----------    ----------    --------------  ------------    ------          ------    ---------------
Michael A.   December 12       140,000         31.8%          $12.00 (1)    December,      $464,153     $1,025,657          -
Webster                                                                       2002

Robert E.    December 12       100,000         22.7%          $12.00 (1)    December,      $331,538       $732,612          -
Webster                                                                       2002




(1)  The exercise price of the options will be equal to the Price to Public.

(2) The amounts under the columns labeled "5%" and "10%" are included by the Company pursuant to certain rules promulgated by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, in the price of the Common Stock. Such amounts assume annual compound rates of stock appreciation and are based on the assumption that the named persons hold the options for the full term of the options. The actual value of the options will vary in accordance with the market price of the Common Stock. The column headed "Potential Realized Value Assuming Market Price equal to $12.00/share" is included to demonstrate that the options were issued with an exercise price equal to the Price to Public so that the holders of the options will not realize any gain without an increase in the stock price which would benefit all stockholders commensurately.



1995 VIAGRAFIX STOCK OPTION PLAN

         The 1995 ViaGrafix Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and the shareholders in January 1995. The purpose of the Option Plan is to attract and retain qualified personnel, to provide additional incentives to employees, including officers, directors and consultants of the Company and to promote the success of the Company's business. Pursuant to the Option Plan, the Company may grant incentive stock options to employees and officers and nonstatutory stock options to consultants, employees and directors.

A total of 1,000,000 shares of Common Stock has been reserved for issuance under the Option Plan. As of December 31, 1997, options to purchase 70,766 shares of Common Stock had been exercised under the Option Plan (of which 6,028 shares were subsequently repurchased by the Company) and there were 611,977 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average per share exercise price of $9.03, including options granted in 1997 to purchase 440,286 shares at the public offering price of which options to purchase 140,000 shares and 100,000 shares were granted to Michael A. Webster and Robert E. Webster, respectively. Options to purchase 323,285 shares remain available for grant under the Option Plan. Although no vesting schedule is required under the Option Plan, options previously granted under the Option Plan generally can be exercised in staggered amounts over a five-year period beginning one year after the date of grant. The exercise price of incentive stock options granted under the Option Plan must be at least equal to the fair market value of the stock subject to the option on the date of grant. The Option Plan may be amended at any time by the Board, although certain amendments require shareholder approval.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS


         The Company's Amended and Restated Certificate of Incorporation provides that the Company's directors shall not be personally liable to the Company or its shareholders for monetary damages for breach of the director's fiduciary duty as a director, provided that this provision does not limit the liability of a director for any (a) breach of the director's duty of loyalty to the Company or its shareholders, (b) act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (c) liability for the unlawful payment of dividends or redemption of stock, or (d) transaction from which the director derived an improper personal benefit. This provision in the Amended and Restated Certificate of Incorporation does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Oklahoma law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.



          The Company's Amended and Restated Certificate of Incorporation provides for indemnification of directors and officers of the Company and persons who serve at the request of the Company as a director or officer of another corporation in which the Company owns stock for all liabilities, expenses, (including attorneys' fees) and costs incurred in a legal proceeding in which he is a party by reason of his having been an officer or director. The Amended and Restated Certificate of Incorporation, however, excludes indemnification for matters in which the officer or director is adjudged to have been guilty of gross negligence or willful misconduct.


         These indemnification provisions may be sufficiently broad to permit indemnification of the Company's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy and, therefore, unenforceable. Accordingly, these indemnification provisions may not limit the liability of directors and executive officers under the Securities Act.


         At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any pending or threatened litigation or proceeding which may result in a claim for such indemnification by any director, officer, employee or other agent.

                              CERTAIN TRANSACTIONS

ASBC ACQUISITION


     On August 15, 1995, the Company acquired land, a building and all of the 2,500 outstanding shares of ASBC for $300,002 in cash and two 7.5% promissory notes due August 15, 2000 (the "7.5% Notes") in the aggregate principal amount of $4,300,000. See Notes 2 and 6 of Notes to Financial Statements. Prior to the acquisition, the Company engaged in various business transactions with ASBC. See
Note 11 of Notes to Financial Statements.

     The Company purchased 1,078 shares of ASBC common stock from Geocapital III, L.P., holder of the Company's outstanding Preferred Stock which will be converted into 488,571 shares of Common Stock prior to the closing of this offering, for $1,500,000, which was paid with (i) $97,826 in cash, and (ii) an unsecured $1,402,174 7.5% Note. Shortly prior to the transaction, Geocapital III, L.P. had acquired its ASBC common stock from Robert E. Webster in exchange for 488,571 shares of Common Stock.

     The Company purchased from Robert E. Webster, a director and officer of the Company, (i) the remaining 1,422 shares of ASBC common stock for $1,978,670 and (ii) the property now owned and operated by the Company at One American Way, Pryor, Oklahoma, for $1,121,332. Of the total purchase price of $3,100,002 due to Robert E. Webster, the Company paid (i) $202,175 in cash, and (ii) $2,897,826 by delivery of a 7.5% Note secured by a mortgage on the property at One American Way. Mr. Webster purchased 50% of the ASBC stock and the American Way real estate from a party not affiliated with ViaGrafix approximately six months prior to the acquisition. The purchase price for the acquisition of the ASBC stock and real estate by ViaGrafix was determined based upon Mr. Webster's prior purchase price and without any third party valuation or fairness opinion.

     The Company intends to repay the outstanding principal and accrued interest on the 7.5% Notes from the proceeds of the offering, of which $1,179,730 principal amount will be paid to Geocapital III, L.P. and $2,436,510 principal amount will be paid to Robert E. Webster. See "Use of Proceeds" and Notes 2 and 6 of Notes to Financial Statements.

     The Company effected the acquisition of ASBC to obtain (i) direct access to ASBC's well-developed distribution channel for its training products, (ii) ASBC's technical expertise and manpower for increased product development,
(iii) a revenue stream from ASBC's existing graphics software product line and products in development and (iv) ASBC's facility that met the Company's current needs and anticipated expansion.


STREET TECHNOLOGIES, INC.


         On January 22, 1997, the Company entered into a Development and Licensing Agreement with Street Technologies, Inc. ("Street") pursuant to which Street agreed to pay royalties for sales of ViaGrafix multimedia products sold for use over LANs, intranets and the Internet, and ViaGrafix agreed to pay royalties to Street on licenses sold for multimedia training products developed using Street products sold for use over LANs, intranets and the Internet. For the year ended December 31, 1997, Street paid royalties of $315,000 to ViaGrafix and ViaGrafix did not pay any royalties to Street. See Note 11 of Notes to Financial Statements. Stephen P. Gott, who will become a director of the Company on the day following the date of this Prospectus, is President and Chief Executive Officer of Street.

                       PRINCIPAL AND SELLING SHAREHOLDERS


         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 31, 1997 (after giving effect to the conversion of the outstanding shares of Preferred Stock into Common Stock prior to this offering and as adjusted for the sale of the shares of Common Stock offered hereby) by (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each director and executive officer of the Company and (iii) all directors and executive officers of the Company as a group.



                                        BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                          OF COMMON STOCK                              OF COMMON STOCK
                                     PRIOR TO THIS OFFERING(1)    SHARES TO BE      AFTER THIS OFFERING(1)
                                     -------------------------    SOLD IN THIS      ----------------------
                                        NUMBER        PERCENT     OFFERING(2)         NUMBER      PERCENT
                                     -------------   ---------    -----------      -----------   ---------
Michael A. Webster  . . . . . . . .   2,258,929(3)    51.9%        237,874        2,021,055(3)    33.1%
Robert E. Webster . . . . . . . . .   1,423,928       32.7         157,936        1,265,992       20.8
Geocapital III, L.P. (4). . . . . .     488,571       11.2          54,190          434,381        7.1
  One Bridge Plaza
  Fifth Floor
  Fort Lee, NJ  07024
Robert C. Moore, Jr.  . . . . . . .       3,429(5)       *              --            3,429(5)       *
All directors and executive
officers as a
group (3 persons)   . . . . . . . .   3,686,286       84.7         395,810        3,290,476(6)    53.9


*   Less than 1%


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally provide that a person is deemed to be the beneficial owner of securities as to which the person has or shares the voting or investment power. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days hereof, are deemed outstanding for computing the percentage of the person holding such options but not deemed outstanding for the computing of any other person. The persons named in the group above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
(2) Assumes no exercise of the Underwriters' over-allotment option granted by the Selling Shareholders. See "Underwriting." If the over-allotment option is exercised in full, Michael A. Webster, Robert E. Webster and Geocapital III, L.P., will sell 174,441, 115,820 and 39,739 additional shares, and will beneficially own 30.3%, 18.9% and 6.5% of the outstanding shares, respectively.
(3) Includes 114,286 shares held by Michael A. Webster as Trustee for trusts for the benefit of his minor children.
(4) Geocapital III, L.P. is an investment partnership of which Stephen Clearman is the managing partner and Richard Vines and Lawrence Lepard are the general partners.
(5) On January 19, 1998 Mr. Moore acquired these shares for $1.72 per share pursuant to the exercise of a stock option granted on July 21, 1997.
(6) Excludes any shares of Common Stock that may be purchased in this offering by the director nominees. The Underwriters have agreed to offer the following shares of Common Stock to the following director nominees at the Price to Public: (i) 10,000 shares of Common Stock to Roy L. Bliss,
    (ii) 10,000 shares of Common Stock to Stephen P. Gott and (iii) 1,000 shares of Common Stock to Gerald R. Harris.



         The Company and the Selling Shareholders are parties to a Registration Rights Agreement dated August 16, 1994 (the "Registration Rights Agreement"), which was entered into contemporaneously with Geocapital III, L.P.'s acquisition of its Preferred Stock and provides that if shares of stock of the Company and Geocapital III, L.P., Michael A. Webster or Robert E. Webster are registered for sales under the Securities Act of 1933, the Company will pay the first $50,000 of all the aggregate registration expenses and the balance of such expenses will be borne proportionately by the Company and the Selling Shareholders according to the number of shares sold by each.

         The Registration Rights Agreement grants to the Selling Shareholders piggyback registration rights for (i) the shares of Common Stock owned by GeoCapital III, L.P. and (ii) up to 2,982,857 shares of Common Stock in the aggregate held by Michael A. Webster and Robert E. Webster (together, the "Registrable Common"). In addition, under the Registration Rights Agreement, the holders of 20% of the shares of Common Stock held by GeoCapital III, L.P. or its permitted assigns may require the Company to register such shares on Form S-3; provided, however, that (i) such registration may be required no more than once per year and (ii) the shares to be registered must have an aggregate proposed offering price of not less than $500,000. The foregoing registration rights extend with respect to each share of Registrable Common until such time (with certain exceptions) as such share of Registrable Common has been sold.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $.01 par value per share, and 10,000,000 shares of Preferred Stock, $.01 par value per share, which may be issued in one or more series.

COMMON STOCK


         As of December 31, 1997, there were 4,350,452 shares of Common Stock outstanding and held of record by 53 shareholders, assuming the conversion of all shares of the Preferred Stock into an aggregate of 488,571 shares of Common Stock prior to the closing of this offering. Based upon the number of shares outstanding as of that date and after giving effect to the issuance of the 1,750,000 shares of Common Stock offered by the Company hereby, there will be 6,100,452 shares of Common Stock outstanding upon the closing of this offering.



         Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and the affirmative vote of the holders of a majority of the outstanding shares is required for the approval of most major corporate actions, including amendment of the Certificate of Incorporation and certain mergers and other business combinations and except as set forth below under "Anti-Takeover Provisions" and for the election of directors. Directors are elected by a plurality of the shares voting, provided that a quorum is present, and shareholders do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.


PREFERRED STOCK

         Upon the closing of this offering, there will be no shares of Preferred Stock outstanding. The Board of Directors is authorized, subject to certain limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors -- Ownership Concentration" and "Risk Factors -- Anti-Takeover Considerations."

ANTI-TAKEOVER PROVISIONS


         The Company is subject to the provisions of the Oklahoma Takeover Disclosure Act of 1985 (the "Disclosure Act") regulating corporate takeovers. The Disclosure Act requires certain notices to be given prior to making a takeover offer. Such notices include filing a registration statement with the Securities Administrator of Oklahoma and delivering a copy of such notice to the Company. The Disclosure Act applies to offers to take over an issuer of publicly traded securities of which at least 20% are held by Oklahoma residents. A "takeover" offer includes offers in which the offeror discloses its intention that, as a result of the offer: (i) the offeror will own more than 10% of any class of equity securities or (ii) ownership of any class of equity securities will be increased by more than 5%.



         The Company is subject to the provisions of Section 1090.3 of the Oklahoma General Corporation Act. That section provides, with certain exceptions, that an Oklahoma public corporation may not engage in any of a broad range of business combinations with a person or an affiliate or associate of such person who is an "Interested Shareholder" for a period of three years from the date that such person became an Interested Shareholder unless: (a) the business combination or the transaction resulting in the person becoming an Interested Shareholder is approved by the Board of Directors of the corporation before the person becomes an Interested Shareholder, (b) upon consummation of the transaction which resulted in the person becoming an Interested Shareholder, the Interested Shareholder owned 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (c) on or after the date the person became an Interested Shareholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66-2/3% of the corporation's outstanding voting stock, excluding shares owned by the Interested Shareholder, at an annual or special meeting. An "Interested Shareholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder.



         The Oklahoma Shares Control Act ("OSCA") (Section 1145 et seq. of the Oklahoma General Corporation Act) prohibits the voting of "control shares" of an Oklahoma public corporation without the approval of a majority of shares held by non-interested shareholders. Under the OSCA, "control shares" are shares acquired by a person which causes his percentage ownership to exceed certain statutorily prescribed ranges of ownership beginning at 20%. The OSCA was ruled unconstitutional shortly after its adoption in 1987; however, it is believed that certain amendments to the OSCA in 1990 and 1991 may have cured its constitutional infirmities. The provisions of OSCA, which only apply to acquisitions of control shares of a public corporation, do not apply with respect to shares held by Michael A. Webster and Robert E. Webster to the extent they owned the shares prior to the date of this Prospectus.


         TRANSFER AGENT AND REGISTRAR


         The Transfer Agent and Registrar for the Common Stock is UMB Bank, n.a., 928 Grand Avenue, Kansas City, Missouri 64106.


         LISTING

         The Company has been approved for listing of the Common Stock on the Nasdaq National Market under the symbol "VIAX", subject to official notice of issuance.

                        SHARES ELIGIBLE FOR FUTURE SALE

         Upon the closing of this offering, the Company will have an aggregate of 6,100,452 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options to purchase Common Stock. Of these shares, the 2,200,000 shares sold in this offering are freely tradable without restriction or further registration under the Securities Act.


         The remaining 3,900,452 shares of Common Stock are deemed "restricted securities" as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including Rules 144, 144(k) and 701, summarized below.


         Subject to the provisions of Rules 144, 144(k) and 701 and to the rights of the Selling Shareholders to exercise certain registration rights, additional shares will be available for sale in the public market as follows:
(i) 228,571 shares will be available for immediate sale in the public market pursuant to Rule 701 under the Securities Act on the date of this Prospectus,
(ii) 64,738 shares will be eligible for sale pursuant to Rule 144 under the Securities Act upon the expiration of lock-up agreements 90 days after the date of this Prospectus and (iii) 3,607,143 shares will be eligible for sale pursuant to Rule 144 under the Securities Act upon the expiration of lock-up agreements 180 days after the date of this Prospectus. See "Principal and Selling Shareholders."


        In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 61,005 shares immediately after this offering) or
(ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not an affiliate of the Company, and has not been an affiliate of the Company at any time during the three months preceding the sale, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above if not less than two years have elapsed since the shares were acquired from the Company or an affiliate.


         Rule 701 promulgated under the Securities Act provides that shares of Common Stock acquired pursuant to written plans such as the 1995 ViaGrafix Stock Option Plan may be resold by persons other than affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period.

         Shortly after the date of this Prospectus, the Company intends to file a Form S-8 registration statement under the Securities Act to register all shares of Common Stock issuable under the 1995 ViaGrafix Stock Option Plan. See "Management -- Director Compensation" and "-- 1995 ViaGrafix Stock Option Plan." Such registration statement is expected to become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates.

         Prior to this offering, there has not been any public market for the Common Stock of the Company, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

         The Selling Shareholders (holding an aggregate of 3,607,143 shares of Common Stock) have agreed that they will not, without the prior written consent of the Representative of the Underwriters, sell or otherwise dispose of any shares of Common Stock during the 180-day period following the date of this Prospectus. See "Underwriting."

                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Underwriters named below have agreed, severally and not jointly, through Southwest Securities, Inc., the Representative of the Underwriters, to purchase from the Company and the Selling Shareholders and the Company and the Selling Shareholders have agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite the name of the respective Underwriter at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus.

                                                                      NUMBER OF
NAME                                                                    SHARES
----                                                                  ---------
Southwest Securities, Inc., . . . . . . . . . . . . . . . . .              --





Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2,200,000

         The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares offered hereby if any of the shares are purchased.

         The Underwriters have advised the Company that they propose to offer all or a part of the shares offered hereby directly to the public at the Price to Public set forth on the cover page of this Prospectus, that they may offer
shares to certain dealers at a price which represents a concession of $    per
share and they may allow, and such dealers may reallow, a concession of not
more than $   per share to certain other dealers. After the commencement of this offering, the Price to Public and the concessions may be changed.


         The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 330,000 additional shares of Common Stock at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any, in connection with the offering of the shares made hereby. To the extent the Underwriters exercise the option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of additional shares of Common Stock as the number of shares set forth opposite that Underwriter's name in the preceding table bears to the total number of shares listed in such table.

         The Company has additionally agreed to pay to Southwest Securities, Inc., solely by deduction from the proceeds of this offering, a financial advisory fee equal to 0.75% of the total Price to Public of the shares sold by the Company and the Selling Shareholders pursuant to the Underwriting Agreement. The fee is for financial advisory services provided by Southwest Securities, Inc. to the Company in connection with this offering and related matters.

         The Selling Shareholders and certain other shareholders have agreed with the Representative of the Underwriters not to sell or otherwise dispose of any shares of Common Stock (other than the 330,000 shares subject to the over-allotment option), or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus without the written consent of the Representative. See "Shares Eligible for Future Sale."


         The Representative of the Underwriters has advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.


         Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock was determined by negotiations between the Company and Representative of the Underwriters. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representative of the Underwriters believes to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. The anticipated initial public offering price set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.


         Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Representative to bid for and purchase the Common Stock. As an exception to these rules, the Representative is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

         If the Representative creates a short position in the Common Stock in connection with this offering, i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representative may reduce that short position by purchasing shares of Common Stock in the open market. The Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither the Company nor the Representative makes any representation or prediction as to the direction or magnitude of any effect that the transaction described above might have on the price of the Common Stock. In addition, neither the Company nor the Representative makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


         The Company, Michael A. Webster and Robert E. Webster agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriter may be required to make in respect thereof.

         The Representative plans to offer shares at the Price to Public to Company director nominees as follows: (i) 10,000 shares of Common Stock to Roy L. Bliss, (ii) 10,000 shares of Common Stock to Stephen P. Gott and (iii) 1,000 shares of Common Stock to Gerald R. Harris.

                                 LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Johnson, Allen, Jones & Dornblaser, Inc., Tulsa, Oklahoma. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Jackson Walker L.L.P., Dallas, Texas.

                                    EXPERTS


         The financial statements and schedule of ViaGrafix Corporation as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

         The Company has not previously been subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (as amended, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, including exhibits and schedules thereto, may be inspected by anyone without charge at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048, upon payment of certain fees prescribed by the Commission. The Commission also maintains a World Wide Web site, which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address "http://www.sec.gov."

         The Company intends to distribute to its shareholders annual reports containing financial statements audited by its independent accountants and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                             VIAGRAFIX CORPORATION
                          Index to Financial Statements



                                                                                                       Page
                                                                                                       ----


Report of Independent Auditors.........................................................................F-2

Balance Sheets as of December 31, 1996 and 1997........................................................F-3
Statements of Operations for the years ended
   December 31, 1995, 1996 and 1997....................................................................F-4
Statements of Changes in Shareholders' Equity for the
   years ended December 31, 1995, 1996 and 1997........................................................F-5
Statements of Cash Flows for the years ended
   December 31, 1995, 1996 and 1997....................................................................F-6
Notes to Financial Statements..........................................................................F-7

Schedule II - Valuation and Qualifying Accounts for the
   years ended December 31, 1995, 1996 and 1997.......................................................F-24


All other schedules have been omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in respective financial statements or notes thereto.

                         Report of Independent Auditors

The Board of Directors and Shareholders
ViaGrafix Corporation


We have audited the accompanying balance sheets of ViaGrafix Corporation as of December 31, 1996 and 1997, and the related statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedule included in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ViaGrafix Corporation at December 31, 1996 and 1997 and the results of operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                          /s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
January 30, 1998

                              ViaGrafix Corporation

                                 Balance Sheets


                                                                                                    December 31
                                                                                              1996               1997
                                                                                           ------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                               $ 1,009,347        $   217,654
   Trade accounts receivable (net of allowance
     for doubtful accounts of $60,254 in 1997)                                               1,203,905          2,455,752

   Inventories                                                                                 830,572          1,411,257
   Prepaid expenses                                                                            281,886            314,668
   Deferred income taxes                                                                         3,670              4,150
                                                                                           ------------------------------
Total current assets                                                                         3,329,380          4,403,481

Property, plant and equipment                                                                2,528,043          3,262,637
Accumulated depreciation                                                                      (666,307)          (959,025)
                                                                                           ------------------------------
                                                                                             1,861,736          2,303,612

Capitalized software (net of accumulated amortization
   of $644,500 and $650,000 in 1996 and 1997, respectively)                                      5,500                 --

Goodwill (net of accumulated amortization of $18,176
   and $31,395 in 1996 and 1997, respectively)                                                 114,013            100,794

Deferred income taxes                                                                          801,269            611,022
                                                                                           ------------------------------
Total assets                                                                               $ 6,111,898        $ 7,418,909
                                                                                           ==============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Trade accounts payable                                                                  $   328,422        $   847,890
   Accrued liabilities                                                                         149,189            232,961
   Income taxes payable                                                                        458,987            208,768
   Current portion of long-term debt                                                           755,958            789,513
                                                                                           ------------------------------
Total current liabilities                                                                    1,692,556          2,079,132

Long-term debt                                                                               3,482,241          2,826,727

Shareholders' equity:
   Common stock, $.01 par value, authorized 40,000,000
     shares; issued 5,714,286 and 3,861,881 shares                                              57,143             38,619
     in 1996 and 1997, respectively
   Series A convertible preferred stock, $.01 par value; authorized 10,000,000 shares; issued and outstanding 855,000 shares (liquidation value of
     $1,742,278 and $1,797,619 at
     December 31, 1996 and 1997, respectively)                                                   8,550              8,550
   Additional paid-in capital                                                                1,505,895          1,487,420
   Unearned compensation                                                                            --           (148,798)
   Retained earnings                                                                         1,356,131          1,127,259
                                                                                           ------------------------------
                                                                                             2,927,719          2,513,050
   Less 1,880,514 common shares
     in treasury, at cost in 1996                                                            1,990,618                 --
                                                                                           ------------------------------
Total shareholders' equity                                                                     937,101          2,513,050
                                                                                           ------------------------------
Total liabilities and shareholders' equity                                                 $ 6,111,898        $ 7,418,909
                                                                                           ==============================




See accompanying notes.

                              ViaGrafix Corporation

                            Statements of Operations


                                                                    Year ended December 31
                                                            1995            1996             1997
                                                       ------------       ------------     ------------

Net sales                                              $  7,230,214       $ 10,076,742     $ 13,694,696
Cost of sales                                             2,723,194          4,001,358        5,366,531
                                                       ------------------------------------------------
Gross profit                                              4,507,020          6,075,384        8,328,165

Selling, general and administrative expenses              3,413,031          3,523,839        3,756,498
Research and development expenses                           320,000            467,000        1,162,000
Write-off of acquired in-process
    research and development                              1,397,000                 --               --
Depreciation and amortization expense                       432,563            684,882          319,281
                                                       ------------------------------------------------
Operating profit (loss)                                  (1,055,574)         1,399,663        3,090,386

Other income (expense):
    Interest income and other                                10,685             62,459           20,535
    Interest expense                                       (119,882)          (324,547)        (272,349)
                                                       ------------------------------------------------
Income (loss) before income taxes                        (1,164,771)         1,137,575        2,838,572

Provision (benefit) for income taxes:
    Current                                                 209,040            600,943          629,493
    Deferred                                               (667,054)          (137,885)         186,437
                                                       ------------------------------------------------
                                                           (458,014)           463,058          815,930
                                                       ------------------------------------------------
Net income (loss)                                      $   (706,757)      $    674,517     $  2,022,642
                                                       ================================================





Computation of net income (loss) applicable to
    common shares:
Net income (loss)                                      $   (706,757)      $    674,517     $  2,022,642
Preferred stock dividends                                   (24,917)                --          (57,162)
                                                       ------------------------------------------------
Net income (loss) applicable to
    common stock                                       $   (731,674)      $    674,517     $  1,965,480
                                                       ================================================

Basic earnings (loss) per common share                 $       (.21)      $        .18     $        .51


Weighted average common shares used in
    computing basic earnings per share                    3,503,309          3,831,360        3,859,443


Diluted earnings (loss) per common
    and common equivalent share                        $       (.21)      $        .15     $        .45


Weighted average common and common
    equivalent shares used in computing
    diluted earnings per share                            3,503,309          4,404,739        4,497,589




See accompanying notes.

                              ViaGrafix Corporation

                  Statements of Changes in Shareholders' Equity


                                                                 Common            Preferred          Additional          Unearned
                                                                 Stock               Stock          Paid-in Capital     Compensation
                                                              ----------------------------------------------------------------------
Balance at December 31, 1994                                  $    57,143        $    17,100        $ 2,982,900        $        --
Conversion of 855,000 shares of Series A convertible
   preferred stock to 488,571 shares of common stock                   --             (8,550)        (1,491,450)                --
Declared and paid $.051 dividend per common share
   equivalent on 616,571 common stock equivalent
   shares outstanding                                                  --                 --                 --                 --
Exercise of 12,571 stock options                                       --                 --                 --                 --
Net loss                                                               --                 --                 --                 --
                                                              --------------------------------------------------------------------
Balance at December 31, 1995                                       57,143              8,550          1,491,450                 --
Purchase of 4,886 treasury common shares, at cost                      --                 --                 --                 --
Exercise of 28,943 stock options                                       --                 --             14,445                 --
Net income                                                             --                 --                 --                 --
                                                              --------------------------------------------------------------------
Balance at December 31, 1996                                       57,143              8,550          1,505,895                 --
Purchase of 1,143 treasury common shares, at cost                      --                 --                 --                 --
Exercise of 29,252 stock options                                       --                 --             18,777                 --
Granted stock options at price less than estimated fair
   market value                                                        --                 --            180,835           (180,835)
Amortization of unearned compensation                                  --                 --                 --             32,037
Declared and paid approximately $.117 dividend
   per common share equivalent on common and
   preferred shares outstanding                                        --                 --                 --                 --
Cancellation of 1,852,405 treasury common shares,
   at cost                                                        (18,524)                --           (218,087)                --
Net income                                                             --                 --                 --                 --
                                                              --------------------------------------------------------------------

Balance at December 31, 1997                                  $    38,619        $     8,550        $ 1,487,420        $  (148,798)
                                                              ====================================================================

                                                                Retained        Common Shares
                                                                Earnings         in Treasury             Total
                                                              -------------------------------------------------

Balance at December 31, 1994                                  $ 1,421,598        $(3,500,000)       $   978,741
Conversion of 855,000 shares of Series A convertible
   preferred stock to 488,571 shares of common stock                   --          1,500,000                 --
Declared and paid $.051 dividend per common share
   equivalent on 616,571 common stock equivalent
   shares outstanding                                             (31,291)                --            (31,291)
Exercise of 12,571 stock options                                   (1,936)             4,400              2,464
Net loss                                                         (706,757)                --           (706,757)
                                                              -------------------------------------------------
Balance at December 31, 1995                                      681,614         (1,995,600)           243,157
Purchase of 4,886 treasury common shares, at cost                      --             (5,148)            (5,148)
Exercise of 28,943 stock options                                       --             10,130             24,575
Net income                                                        674,517                 --            674,517
                                                              -------------------------------------------------
Balance at December 31, 1996                                    1,356,131         (1,990,618)           937,101
Purchase of 1,143 treasury common shares, at cost                      --             (2,200)            (2,200)
Exercise of 29,252 stock options                                       --             10,493             29,270
Granted stock options at price less than estimated fair
   market value                                                        --                 --                 --
Amortization of unearned compensation                                  --                 --             32,037
Declared and paid approximately $.117 dividend
   per common share equivalent on common and
   preferred shares outstanding                                  (505,800)                --           (505,800)
Cancellation of 1,852,405 treasury common shares,
   at cost                                                     (1,745,714)         1,982,325                 --
Net income                                                      2,022,642                 --          2,022,642
                                                              -------------------------------------------------

Balance at December 31, 1997                                  $ 1,127,259        $        --        $ 2,513,050
                                                              =================================================




See accompanying notes.

                              ViaGrafix Corporation

                            Statements of Cash Flows


                                                                             Year ended December 31
                                                                     1995                 1996               1997
                                                                ----------------------------------------------------

Operating Activities
Net income (loss)                                               $  (706,757)          $   674,517        $ 2,022,642
Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
     Depreciation and amortization expense                          432,563               684,882            319,281
     Deferred income tax provision (benefit)                       (667,054)             (137,885)           186,437
     Noncash interest expense                                        49,439               142,342                 --
     Loss on disposal of assets                                          --                    --              9,419
     Bad debt expense                                                    --                    --            107,497
     Write-off of purchased research and development              1,397,000                    --                 --
     Amortization of unearned compensation                               --                    --             32,037
     Changes in operating assets and liabilities:
       Decrease (increase) in trade accounts receivable            (724,451)                2,987         (1,363,859)
       Decrease (increase) in inventories                            38,963                (5,585)          (580,685)
       Decrease (increase) in prepaid expenses                     (149,918)             (113,418)           (32,782)
       Increase (decrease) in trade accounts payable                615,415              (401,036)           519,468
       Increase in accrued liabilities                               46,627               102,562             83,772
       Increase (decrease) in income taxes payable                 (207,129)              428,447           (250,219)
                                                                ----------------------------------------------------
Net cash provided by operating activities                           124,698             1,377,813          1,053,008

Investing Activities
Purchases of property, plant and equipment                          (30,776)             (285,282)          (744,013)
American Small Business Computers, Inc.
   acquisition                                                     (300,002)                   --                 --
                                                                ----------------------------------------------------
Net cash used in investing activities                              (330,778)             (285,282)          (744,013)

Financing Activities
Repayments of debt                                                 (118,947)             (137,623)          (621,958)
Dividends paid to common and
   preferred shareholders                                           (31,291)                   --           (505,800)
Purchase of treasury common stock                                        --                (5,148)            (2,200)
Exercise of stock options                                             2,464                24,575             29,270
                                                                ----------------------------------------------------
Net cash used in financing activities                              (147,774)             (118,196)        (1,100,688)
                                                                ----------------------------------------------------

Net increase (decrease) in cash and cash equivalents               (353,854)              974,335           (791,693)
Cash and cash equivalents at beginning of year                      388,866                35,012          1,009,347
                                                                ----------------------------------------------------
Cash and cash equivalents at end of year                        $    35,012           $ 1,009,347            217,654
                                                                ====================================================

Supplemental cash flow information:
   Interest paid                                                $    54,575           $   168,794            300,626
                                                                ====================================================
   Income taxes paid                                            $   416,169           $   173,000        $   479,000
                                                                ====================================================



See accompanying notes.

                              ViaGrafix Corporation

                          Notes to Financial Statements


                           December 31, 1996 and 1997


1.   SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The Company is engaged primarily in the business of producing and selling, directly to end-users and through resellers and distributors, a wide range of computer software training videos and interactive CD-ROM software training products ("training products"). Beginning on August 15, 1995, the Company entered into the business of developing and selling, directly to end-users and through resellers and distributors, Computer-Aided Design ("CAD") software, which is primarily used in the engineering and architectural fields.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS


The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents consist of money market and investor accounts of $841,314 and $166,394 at December 31, 1996 and 1997, respectively.


REVENUE RECOGNITION

The Company sells its CAD software with substantially no obligations beyond the delivery date of the software. The Company's price for its products is fixed at the date of sale, and the retailer's obligation to the Company is not contingent on resale of the products or affected by damage or theft of the products. Revenue is recognized on all products at the time of delivery. The computer software training videos and interactive CD-ROM software training products can be returned within 30 days or, for certain retailers, under a stock return policy. The Company records an estimate of the amount, when significant, of returns expected in the next 30 days or under each stock return policy at the time of the initial delivery of the products.

                              ViaGrafix Corporation

1.   SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

PREPAID EXPENSES

Throughout the year the Company participates in numerous trade shows. The Company is required to prepay registration and booth fees for the trade shows. These prepayments are included in prepaid expenses.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and are depreciated using accelerated methods over the following estimated useful lives:

                                                                       Years
                                                                ------------------

         Building and building improvements                            10-39
         Production equipment                                           5-7
         Automobiles                                                    5-7
         Furniture and fixtures                                         5-7

Interest is capitalized on borrowed funds used to finance building and building improvement projects during construction. Approximately $28,400 of interest was capitalized for the year ended December 31, 1997.

SOFTWARE RESEARCH AND DEVELOPMENT COSTS

The Company's policy is to capitalize any significant software development costs subsequent to the establishment of technological feasibility until such time as the product is available for general release. All costs incurred prior to technological feasibility are expensed as research and development costs when incurred. Due to the method employed by the Company to develop software, an insignificant amount of costs are incurred

                              ViaGrafix Corporation

1.   SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


between the date technological feasibility is established, and when the products are ready for general release.


As described in Note 2, the Company allocates a portion of the cost of acquired enterprises to intangible assets based upon the estimated fair value of the intangibles, including software in various stages of development. The fair value of software development projects which have not yet reached technological feasibility and which have no alternative use are expensed as research and development in the period acquired. The fair values of all other developed software products are included in intangible assets and amortized over the expected remaining life of the specific software products.

INCOME TAXES

Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

TREASURY STOCK

Treasury stock purchases were accounted for under the cost method whereby the entire cost of the acquired stock was recorded as treasury stock. Gains and losses on the subsequent reissuance of shares were credited or charged to additional paid-in capital or retained earnings, respectively, using the specific identification method.

INCENTIVE STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25,

                              ViaGrafix Corporation

1.   SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

ADVERTISING COSTS


Costs incurred for advertising are expensed when incurred. Advertising expenses amounted to $904,580, $712,812 and $833,242 for the years ended December 31, 1995, 1996 and 1997, respectively.


EARNINGS PER SHARE


Basic earnings (loss) per share are based on the average number of common shares outstanding. Diluted earnings (loss) per share for 1995, 1996 and 1997 assumes conversion of the Company's Series A convertible preferred stock and exercise of stock options outstanding using the treasury stock method. The number of shares used in the earnings (loss) per share calculations for 1995 and 1996 have been restated to reflect the adoption of SFAS No. 128, "Earnings Per Share."


STOCK SPLIT

Effective December 12, 1997, the Company executed a 1 for 1.75 reverse stock split and also changed the par value of the common and preferred shares from $.001 to $.01. All prior share and per share amounts have been restated to reflect the reverse stock split and change in par value.

FAIR VALUE DISCLOSURE

The carrying value of the long-term debt approximates fair value due to the current market rates. The financial assets and other liabilities approximate their fair values because of the short maturity of those instruments.

                              ViaGrafix Corporation

1.   SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW ACCOUNTING STANDARDS

In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income," which requires that a company report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for a company's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows, and any effect will be limited to the form and content of the Company's disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted. However, the Company will not adopt these statements until 1998.

In November 1997, the Accounting Standards Executive Committee issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," which supersedes SOP No. 91-1, "Software Revenue Recognition." The Company is required to adopt SOP No. 97-2 for transactions entered into in fiscal years beginning after December 15, 1997. Earlier application is permitted as of the beginning of fiscal years or interim periods for which financial statements or information have not been issued. Retroactive application is prohibited. The Company does not plan to early adopt SOP No. 97-2 and it is not expected to significantly impact the Company's financial position, results of operations or cash flows.

2.   ACQUISITIONS

On August 15, 1995, the Company acquired land, a building and the outstanding stock of American Small Business Computers, Inc. ("ASBC") for $300,002 in cash and two 7.5% promissory notes due August 15, 2000, in the aggregate principal amount of $4,300,000. Immediately prior to the acquisition, ASBC was owned 43% by the holder of the Company's Series A convertible preferred stock and 57% by an individual who is a minority shareholder in the Company and a brother of the Company's majority shareholder. The majority shareholder of the Company had no ownership interest in ASBC and was not an employee, officer or director of ASBC prior to the purchase of ASBC by the Company. Before the transaction, ASBC and the Company were not under

                              ViaGrafix Corporation

2.   ACQUISITIONS (CONTINUED)

common control. As a result, the transaction was accounted for under Accounting Principles Board Opinion No. 16 ("APB No. 16"), "Accounting for Business Combinations," as a purchase.

In accordance with APB No. 16, the purchase price was allocated to the tangible and specifically identified intangible assets acquired and liabilities assumed based upon the estimated fair value of such assets and liabilities. The excess of the purchase price and liabilities assumed over the fair value of tangible and specifically identified intangible assets was recorded as goodwill and is being amortized over 10 years. The fair value of software development projects was computed based upon the discounted future cash flows expected to be generated by such projects. The costs assigned to software development projects related to products that had not yet reached technological feasibility and for which the technology had no future alternative uses were expensed immediately as in-process research and development. The costs assigned to projects for which technological feasibility had been achieved was amortized over the remaining life of the respective product, which ranged from four to 24 months.

The following table presents the allocation of the purchase price between assets acquired and liabilities assumed:

                                                                   Book Value       Fair Value
                                                                -------------------------------

           Inventory                                             $   558,401      $   558,401
           Property, plant and equipment                           1,215,156        1,890,555
           In-process research and development                            --        1,397,000
           Software development                                           --          650,000
           Less liabilities assumed                                  (28,143)         (28,143)
                                                                -----------------------------
                                                                $  1,745,414      $ 4,467,813
                                                                ============
           Purchase price                                                           4,600,002
                                                                                  -----------
           Goodwill                                                               $   132,189
                                                                                  ===========


The operating results of ASBC are included in the statements of operations from the acquisition date forward. The capitalized software amortization expense was $322,409, $322,091 and $5,500 for the years ended December 31, 1995, 1996 and
1997, respectively.

                              ViaGrafix Corporation

3.   INVENTORIES

Inventories as of December 31 consist of the following:


                                                                      1996          1997
                                                                   ------------------------
           Finished goods                                          $  113,133   $   721,370
           Raw materials                                              717,439       689,887
                                                                   ========================
                                                                   $  830,572   $ 1,411,257
                                                                   ========================


4.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31 consists of the following:


                                                                       1996         1997
                                                                   ------------------------
         Land                                                      $   100,000  $   100,000
         Building and building improvements                          1,215,118    1,614,696
         Production equipment                                        1,094,890    1,309,148
         Automobiles                                                    78,840      183,016
         Furniture and fixtures                                         39,195       55,777
                                                                   ========================
                                                                   $ 2,528,043  $ 3,262,637
                                                                   ========================


5.   INCOME TAXES

The components of the provision (benefit) for income taxes for the year ended December 31 are as follows:


                                                       1995         1996          1997
                                                     -----------------------------------

Current:
    Federal                                          $ 186,046   $ 534,839      $491,989
    State                                               22,994      66,104       137,504
                                                     -----------------------------------
                                                       209,040     600,943       629,493
Deferred:
    Federal                                           (593,678)   (122,718)      165,929
    State                                              (73,376)    (15,167)       20,508
                                                     -----------------------------------
                                                      (667,054)   (137,885)      186,437
                                                     -----------------------------------
                                                     $(458,014)  $ 463,058      $815,930
                                                     ===================================

                              ViaGrafix Corporation

5.   INCOME TAXES (CONTINUED)

A reconciliation of the statutory federal income tax rate to the provision (benefit) for income taxes for the year ended December 31 is as follows:


                                                    1995            1996          1997
                                                  --------------------------------------

Expected provision (benefit)
    for federal income taxes at
    the statutory rate                            $(396,022)      $386,776      $965,114
State income taxes - net of
    federal benefit                                 (46,125)        45,048       112,407
Income tax credits                                       --             --      (282,602)
Other                                               (15,867)        31,234        21,011
                                                  --------------------------------------
Provision (benefit) for income taxes              $(458,014)      $463,058      $815,930
                                                  ======================================



Significant components of the Company's deferred income tax assets and liabilities as of December 31 are as follows:


                                                                          1996          1997
                                                                       ------------------------

Deferred income tax assets:
    Accrued vacation                                                   $  3,670       $   4,150
    Capitalized software                                                669,352         632,144
    Related party interest accrual                                       78,891          78,147
    Goodwill                                                             53,026          26,531
                                                                       ------------------------
Total deferred income tax assets                                        804,939         740,972

Deferred income tax liabilities:
    Tax over book depreciation                                               --        (125,800)
                                                                       ------------------------
Net deferred income tax assets                                         $804,939       $ 615,172
                                                                       ========================


No valuation allowance of deferred income tax assets is considered necessary as the realization of these assets is not dependent on future taxable income or tax planning strategies.

                              ViaGrafix Corporation

6.   LONG-TERM DEBT

The Company delivered two 7.5% promissory notes in the aggregate principal amount of $4,300,000 for payment of part of the $4,600,002 purchase price of ASBC (see note 11). The notes are payable in equal monthly installments over the term of the notes with all unpaid principal and interest due August 15, 2000. All interest not paid when due is considered additional principal. The notes are equal in priority and no discrimination in favor of either holder as to payments or any other actions can occur under the promissory notes.


The Company had $4,238,199 and $3,616,240 in outstanding principal under the notes at December 31, 1996 and 1997, respectively. These amounts include $49,439 and $142,342 of interest that has been reclassified as additional principal in 1995 and 1996, respectively, and are due with the final scheduled payment under the promissory notes.


The annual maturities of long-term debt at December 31, 1997 are as follows:

                     1998                                    $   789,513
                     1999                                        850,805
                     2000                                      1,975,922
                                                             -----------
                     Total                                   $ 3,616,240
                                                             ===========


One of the notes payable is secured by a first mortgage on the building and land of the Company. The other note payable is unsecured. The notes also contain restrictions which, among other things, requires the maintenance of acceptable insurance for the benefit of the mortgagee on the property mortgaged.


7.   SERIES A CONVERTIBLE PREFERRED STOCK

Prior to August 15, 1995, the Company had 1,710,000 shares of Series A Convertible Preferred Stock, $.01 par value issued and outstanding. The shares of preferred stock are convertible at any time into one common share for each
1.75 share of preferred stock held, unless an adjustment of such conversion ratio is required in accordance with the Series A Convertible Preferred Stock Purchase Agreement ("Agreement"). The Agreement states the conversion ratio will change if and when the Company issues and sells any shares of common stock for a price per share less than $3.0702 except for shares

                              ViaGrafix Corporation

7.   SERIES A CONVERTIBLE PREFERRED STOCK (CONTINUED)


issued and sold under the incentive stock option plan described in Note 8. On August 15, 1995, the holder of 855,000 issued and outstanding shares of Series A Convertible Preferred Stock exercised the right to convert those shares to common shares. After this conversion, there are 855,000 remaining shares of Series A Convertible Preferred Stock outstanding. The holders of preferred stock are entitled to receive a preferred dividend at the discretion of the Board of Directors, and are also entitled to a dividend equal to that of a common stock equivalent dividend, if and when declared by the Board of Directors. The holders of each share of preferred stock is entitled to the number of votes per share equal to the number of shares of common stock into which each share is convertible.



Upon liquidation of the Company, whether voluntary or involuntary, the holders of the Series A Convertible Preferred Stock are entitled to be paid, before any distribution is made to any common stockholders, an amount equal to the greater of: 1) $1.7544 per share plus an amount equal to an annual dividend of $.13158 per share less all dividends previously declared and paid thereon, or 2) such amount per share as would have been payable had each such share been converted to common stock prior to the liquidation of the Company.


8.   STOCK OPTION PLAN

On January 26, 1995, the Company adopted an incentive stock option plan (the "Plan") under Section 422(b) of the Internal Revenue Code, which received shareholder approval. The Plan provides for the issuance of qualified and nonqualified options to purchase shares of common stock of the Company at "fair market value," as determined by the Board of Directors, to selected qualified employees and contractors, respectively, of the Company. Options may be granted under the Plan at any time after January 1, 1995 and prior to January 1, 2005. Options vest and are exercisable as determined by the Board of Directors on a grant-by-grant basis. Such options granted in excess of $100,000 will be considered nonqualified. In 1995, the Board of Directors increased the number of shares of common stock which is reserved under the Plan from 107,143 shares to 285,714 shares and in 1997 from 285,714 shares to 1,000,000 shares. The exercise price per share is specified separately in the Plan agreement relating to each option granted but can not be less than the fair market value per share of common stock on the date of the grant.

                              ViaGrafix Corporation

8.   STOCK OPTION PLAN (CONTINUED)

Options transactions are as follows:

                                                                   Stock Options Outstanding
                                                                        and Exercisable
                                                                --------------------------------
                                                                                   Weighted
                                                                                   Average
                                                                  Shares        Exercise Price
                                                                --------------------------------

         Shares under option:
             Granted                                                199,000          $1.00
             Canceled                                                (6,857)           .20
             Exercised                                              (12,571)           .20
                                                                 ----------
             Balance at December 31, 1995                           179,572           1.10
             Canceled                                               (30,114)          1.05
             Exercised                                              (28,943)          1.05
                                                                 ----------
             Balance at December 31, 1996                           120,515           1.12
             Granted                                                527,857          10.29*
             Canceled                                                (7,143)          1.33
             Exercised                                              (29,252)          1.12
                                                                 ----------
             Balance at December 31, 1997                           611,977           9.03
                                                                 ==========


     * The Company's planned stock offering price, $12.00, was used to calculate the weighted average exercise price for the options issued December 12, 1997.



The exercise price for options outstanding as of December 31, 1997 ranged from $0.19 to approximately $12.00. The weighted average remaining life of those options is eight years. At December 31, 1997, 15,605 options are exercisable. On December 12, 1997, the Company granted 440,286 additional common stock options at the planned stock offering price. At December 31, 1997, 323,285 common shares were reserved by the Company for future option grants under the Plan.


Each stock option exercise price was set by management based on its best estimate of market value as of the date of grant. As a result of negotiations with underwriters in connection with a planned stock offering, management, for financial statement purposes, reassessed the fair value of its common stock as of each grant date for the purpose of

                              ViaGrafix Corporation

8.   STOCK OPTION PLAN (CONTINUED)


determining the amount of unearned compensation expenses, if any, under APB No.
25. Based upon management's revised estimates, unearned compensation of $180,835 related to the January 1997 stock option grants was accrued and is being amortized over the five-year vesting period of the stock options granted in 1997. The weighted average estimated fair market value of the common stock at the grant date for the January 1997 stock options was $3.78.



SFAS No. 123 requires pro forma information regarding net income and earnings per share to be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1995 under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a "minimum value" option pricing model. The following weighted-average assumptions for 1995, 1996 and 1997 were used: risk-free interest rate of 6%; a dividend yield of zero; and a weighted-average expected life of each option of five years.


Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the year ended December 31 is as follows:


                                                         1995                 1996              1997
                                                   -----------------------------------------------------
Pro forma net income (loss)                        $    (733,078)       $     659,673      $   1,960,612
                                                   =====================================================
Pro forma basic earnings (loss)
    per common share                               $        (.22)       $         .17      $         .49
                                                   =====================================================
Pro forma diluted earnings (loss) per common
    and common equivalent share                    $        (.22)       $         .15      $         .44
                                                   =====================================================

                              ViaGrafix Corporation

9.   EARNINGS PER SHARE

The following sets forth the computation of basic and diluted earnings per share for the year ended December 31:


                                                    1995            1996             1997
                                               ---------------------------------------------
       Numerator:
           Net income (loss)                   $  (706,757)     $   674,517      $ 2,022,642
           Preferred stock dividend                (24,917)              --          (57,162)
                                               ---------------------------------------------
       Numerator for basic earnings
           per share income - available
           to common shareholders                 (731,674)         674,517        1,965,480

       Effect of dilutive securities -
           preferred stock dividend                     --               --           57,162
                                               ---------------------------------------------
       Numerator for diluted earnings
           per share - income available
           to common shareholders
           after assumed conversions           $  (731,674)     $   674,517      $ 2,022,642
                                               =============================================

       Denominator:
       Denominator for basic
           earnings per share -
           weighted average shares *             3,503,309        3,831,360        3,859,443

       Effect of dilutive securities:
           Employee stock options                       --           84,808          149,575
           Series A convertible
              preferred stock                           --          488,571          488,571
                                               ---------------------------------------------
       Dilutive potential common
           shares                                       --          573,379          638,146
                                               ---------------------------------------------
       Denominator for diluted
           earnings per share -
           adjusted weighted-average
           conversions                           3,503,309        4,404,739        4,497,589
                                               =============================================



     *    Adjusted for the 1 for 1.75 reverse stock split. See Note 1.

                              ViaGrafix Corporation

9.   EARNINGS PER SHARE (CONTINUED)


                                                    1995       1996       1997
                                                    --------------------------
       Basic earnings per share                     $(.21)     $.18       $.51

       Diluted earnings per share                   $(.21)     $.15       $.45
                                                    ==========================


10.  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK


The Company sells and markets, primarily in the United States and Canada, its training products and software directly and through resellers and distributors. Training product sales for the years ended December 31, 1995, 1996 and 1997 were 81% ($5,856,000), 69% ($6,953,000) and 81% ($11,093,000), respectively, of total net sales. During the year ended December 31, 1997, approximately 41% of the Company's net sales were through direct sales and 59% through resellers and distributors. Approximately 17% and 26% of total net sales were with one customer and eight retailers, respectively, for the year ended December 31, 1997. The Company did not have any customers which individually accounted for more than 10% of total sales for the years ended December 31, 1995 and 1996.


The Company does not require collateral from its customers. Its credit policy is in accordance with normal industry trade and credit terms. Credit losses relating to the Company's customers have not been significant.

11.  RELATED PARTY TRANSACTIONS

The Company engaged in the following business activities with ASBC during the year ended December 31, 1995 before it was purchased by the Company on August 15, 1995:

 Purchase of parts and raw materials                       $10,453
 Sales of training videos and supplies                     $21,797


The promissory notes described in Note 6 are payable to two shareholders of the Company. The Company incurred $119,882, $324,547 and $300,748 of interest expense during the years ended December 31, 1995, 1996 and 1997, respectively, related to these promissory notes.

                              ViaGrafix Corporation

11.  RELATED PARTY TRANSACTIONS (CONTINUED)


In January 1997, the Company entered into a developing and licensing agreement with Street Technologies, Inc. ("Street") pursuant to which Street agreed to pay royalties for networkable sales of the Company's multimedia products and the Company agreed to pay royalties to Street on networkable licenses sold for multimedia training products developed using Street products. For the year ended December 31, 1997, Street paid royalties of $315,000 to the Company. The president and chief executive officer of Street is expected to become a director of the Company prior to completion of a planned stock offering.


12.  LEASE COMMITMENTS

The Company has lease commitments relating to real property it has vacated. The Company has accrued the remaining lease obligation of $20,325 as of December 31, 1997 as a charge to rent expense during the year ended December 31, 1997.


The Company incurred $53,419, $30,919 and $55,032 of rental expense during the years ended December 31, 1995, 1996 and 1997, respectively.


13.  EMPLOYEE BENEFIT PLAN


In November 1997, the Company adopted a 401(k) plan into which participating employees can defer up to 15% of their annual compensation up to a specified limit. The Company matches 50% of each participating employee's deferrals, not to exceed 6% of each participating employee's annual compensation. The Company contributions to the Plan for the year ended December 31, 1997 were $10,983. The Company does not provide any post-retirement benefits other than the 401(k) plan.


14.  LEGAL CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. Management does not believe that the ultimate resolution of these matters will have a material effect on the Company's financial position, results of operations or cash flows.

                              ViaGrafix Corporation

15.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


The following quarterly financial information is in thousands, except for earnings (loss) per share data:



                                       First       Second         Third           Fourth
                                      Quarter      Quarter       Quarter          Quarter


 Year ended December 31, 1995:
    Sales                            $ 1,198       $ 1,508       $ 2,325          $ 2,200
    Gross profit                         783           965         1,578            1,181
    Income before taxes                  205           341        (1,050)*           (661)*
    Net income                           124           207          (637)            (401)

 Basic earnings per share            $   .04       $   .06       $  (.17)         $  (.11)


 Dilutive earnings per share         $   .03       $   .05       $  (.17)         $  (.11)

 Year ended December 31, 1996:
    Sales                            $ 2,062       $ 3,145       $ 2,419          $ 2,451
    Gross profit                       1,181         1,954         1,429            1,511
    Income before taxes                   79           576           359              124
    Net income                            45           340           209               81

 Basic earnings per share            $   .01       $   .09       $   .05          $   .02

 Dilutive earnings per share         $   .01       $   .08       $   .05          $   .02


Year ended December 31, 1997:
    Sales                            $ 2,866       $ 3,280       $ 3,656          $ 3,893
    Gross profit                       1,755         1,932         2,457            2,184
    Income before taxes                  642           646         1,132              419
    Net income                           395           398           689              541**

 Basic earnings per share            $   .09       $   .10       $   .18          $   .14

 Dilutive earnings per share         $   .09       $   .09       $   .15          $   .12

                              ViaGrafix Corporation

15.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (CONTINUED)

* Losses before income taxes in the third and fourth quarters of 1995 are due to the write-off of acquired in-process research and development and amortization of capitalized software resulting from the acquisition of ASBC on August 15, 1995.

** Net income is higher than income before taxes in the fourth quarter of 1997 due to the realization of tax credits for 1994-1997 as a result of the passage of the Taxpayer Relief Act of 1997 in August 1997. The amount of the credit was quantified and recorded in the fourth quarter of 1997.

                              ViaGrafix Corporation

                 Schedule II - Valuation and Qualifying Accounts


                                           Balance at    Amounts                       Balance at
                                           Beginning     Charged                         End of
       Description                         of Period    to Expenses    Deductions        Period
---------------------------------------------------------------------------------------------------

Year ended December 31, 1995:
    Allowance for doubtful accounts             --             --             --              --

Year ended December 31, 1996:
    Allowance for doubtful accounts             --             --             --              --

Year ended December 31, 1997:
    Allowance for doubtful accounts             --       $107,497       $(47,243)       $ 60,254

================================================================================


   No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with this offering made by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which this Prospectus relates, or an offer in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.


                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
Prospectus Summary  . . . . . . . . . . . . . .   3

Risk Factors  . . . . . . . . . . . . . . . . .   6

Use of Proceeds . . . . . . . . . . . . . . . .  12

Dividend Policy . . . . . . . . . . . . . . . .  12

Dilution  . . . . . . . . . . . . . . . . . . .  13

Capitalization  . . . . . . . . . . . . . . . .  14

Selected Financial Data . . . . . . . . . . . .  15

Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations . . . . . . . . . . . . . . . .  17

Business  . . . . . . . . . . . . . . . . . . .  22

Management  . . . . . . . . . . . . . . . . . .  31

Certain Transactions  . . . . . . . . . . . . .  34

Principal and Selling Shareholders  . . . . . .  35

Description of Capital Stock  . . . . . . . . .  37

Shares Eligible for Future Sale . . . . . . . .  39

Underwriting  . . . . . . . . . . . . . . . . .  40

Legal Matters . . . . . . . . . . . . . . . . .  42

Experts . . . . . . . . . . . . . . . . . . . .  42

Additional Information  . . . . . . . . . . . .  43

Index to Financial Statements . . . . . . . . .  F-1


   Until      ,1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.



                                2,200,000 SHARES



                                   VIAGRAFIX



                                  COMMON STOCK


                                   ----------

                                   PROSPECTUS

                                   ----------



                              SOUTHWEST SECURITIES





                                  ,      1998





================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


         The following table sets forth the costs and expenses, other than the underwriting discount, payable in connection with the sale of the Common Stock being registered hereby. The Company is paying $ 550,000 of such costs and expenses, and the Selling Shareholders are paying $ 130,000 thereof. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.




Item                                                                                                               Amount
SEC registration fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  9,702.55
NASD filing fee   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3,536.00
Nasdaq National Market Listing Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   37,000.00
Financial advisory fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  198,000.00
Blue Sky fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25,000.00
Printing and engraving expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  100,000.00
Legal fees and expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   75,000.00
Auditors' accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  140,000.00
Transfer Agent and Registrar fees   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,000.00
Miscellaneous expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   90,761.45
                                                                                                                -----------
         Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $680,000.00
                                                                                                                ===========




ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As permitted by the Oklahoma General Corporation Act (the "Oklahoma Corporate Act"), the Company's Amended and Restated Certificate of Incorporation eliminates the personal liability of a director to the Company for monetary damages for breach of fiduciary duty of care as a director. Liability is not eliminated for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) unlawful payment of dividends or stock purchases or redemptions pursuant to Section 1053 of the Oklahoma Corporate Act, or (iv) any transaction from which the director derived an improper personal benefit.

         Section 1031 of the Oklahoma Corporate Act permits an Oklahoma corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. An Oklahoma corporation may indemnify any persons who were or are parties, or are threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employees or agent of such corporation, or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest except that no indemnification is permitted without judicial approval if the officer is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

         The Company's certificate of incorporation provides for indemnification of directors and officers of the Company and persons who serve at the request of the Company as a director or officer of another corporation in which the Company owns stock for all liabilities, expenses, (including attorneys' fees) and costs incurred in a legal proceeding in which he is a party by reason of his having been an officer or director. The certificate of incorporation, however, excludes indemnification for matters in which the officer or director is adjudged to have been guilty of gross negligence or willful misconduct.

         These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy and, therefore, unenforceable. Accordingly, these indemnification provisions may not limit the liability of directors and executive officers under the Securities Act.

         The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15.         RECENT SALES OF UNREGISTERED SECURITIES.

         In January, 1995, the Company granted stock options for a total of 67,857 shares of common stock to a total of 27 employees at an option price of $.20 per share. To date, options covering a total of 29,857 of these shares have been exercised.

         In December, 1995, the Company granted stock options for a total of 130,286 shares of common stock to a total of 36 employees at an option price of $1.44 per share. To date, options covering a total of 33,371 of these shares have been exercised.

         In January, 1997, the Company issued stock options for a total of 87,571 shares of common stock to a total of 33 employees at an option price of $1.72 per share. To date, options covering a total of 6,681 of these shares have been exercised.

         In December, 1997, the Company granted stock options for a total of 440,286 shares of common stock to a total of 83 employees, including 140,000 shares for Michael A. Webster and 100,000 shares for Robert E. Webster, directors and executive officers of the Registrant. The option price for all of these options will be equal to the offering price hereunder.

         All of the above-described transactions were exempt from registration under Section 4(2) of the Securities Act and Rule 701 promulgated thereunder as transactions by an issuer not involving any public offering.

         In addition, in January, 1995, the Company issued 286 shares of common stock to each of two consultants and a vendor to the Company. Such transactions were exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

ITEM 16.         EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


  Exhibit
    No.                                  Name of Exhibit
  -------                                ---------------
 1.1             Form of Underwriting Agreement.*
 3.1             Amended and Restated Certificate of Incorporation of the
                   Registrant dated December 12, 1997, and the
                   designations of rights and preferences of the Series A
                   Convertible Preferred Stock attached as Exhibit "A" to
                   the Registrant's Amended and Restated Certificate of
                   Incorporation dated August 16, 1994, which exhibit is
                   incorporated therein by reference.**
 3.2             Amended and Restated Bylaws of the Registrant.*
 4.1             Specimen Common Stock Certificate of the Registrant.*
 5.1             Opinion of Johnson, Allen, Jones & Dornblaser, Inc.***
10.1             Series A Convertible Preferred Stock Purchase Agreement dated
                     August 16, 1994.*
10.2             Registration Rights Agreement dated August 16, 1994.*
10.3             Stockholders Agreement dated August 16, 1994.*
10.4             Letter Agreement with Geocapital III, L.P. dated
                   December 4, 1997.**
10.5             1995 ViaGrafix Stock Option Plan.**
10.6             Amendment of the 1995 ViaGrafix Stock Option Plan.**
10.7             Development and Licensing Agreement with Street Technologies,
                   Inc.*
10.8             1995 Stock Purchase Agreement between ViaGrafix Corporation,
                   Purchaser and Robert Webster, Shareholder of American
                 Small Business Computers, Inc. and related Promissory Note and
                   Mortgage*
10.9             1995 Stock Purchase Agreement between ViaGrafix Corporation,
                   Purchaser and Geocapital III, L.P., Shareholder of
                   American Small Business Computers, Inc. and related
                   Promissory Note*
10.10            Letter Agreement with Geocapital III, L.P. dated
                   February 5, 1998*
10.11            Letter Agreement with Robert E. Webster dated February 3, 1998*
10.12            Contract for Sale and Purchase of Capital Stock of American
                   Small Business Computers, Inc. dated January 20, 1995 by and between Bruce M. Taylor and Robert E. Webster and related
                   Contract for Sale of Real Property, Warranty Deed and
                   Assignment of Contract Rights.*
21.1             List of Subsidiaries*
23.1             Consent of Ernst & Young, LLP*
23.2             Consent of Johnson, Allen, Jones & Dornblaser, Inc.
                   (to be included as part of Exhibit 5.1).
23.3             Consent of Roy L. Bliss*
23.4             Consent of Gerald R. Harris*
23.5             Consent of Stephen P. Gott*
27.1             Financial Data Schedule for the year ended December 31, 1997.*



__________________________
  *   Filed herewith.
 **   Previously filed.
***   To be filed by amendment.


ITEM 17.         UNDERTAKINGS

The undersigned Registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Act;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; or

                 (iii) To include any material information with respect to the plan distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         2. That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         4. To provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling person of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pryor, State of Oklahoma, on February 6, 1998.


                                       VIAGRAFIX CORPORATION


                                       By: /s/ MICHAEL A. WEBSTER
                                          ------------------------------------
                                          Michael A. Webster
                                          Chairman of the Board, President
                                          and Chief Executive Officer




         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



         Signature                                 Title                                      Date
         ---------                                 -----                                      ----
/s/ MICHAEL A. WEBSTER                     Chairman of the Board,                       February 6, 1998
----------------------------------         President and Chief Executive
Michael A. Webster                         Officer (Principal Executive
                                           Officer) and Director

/s/ ROBERT E. WEBSTER                      Executive Vice President                     February 6, 1998
----------------------------------         and Director
Robert E. Webster

/s/ ROBERT C. MOORE                        Treasurer and Chief Financial Officer        February 6, 1998
----------------------------------         (Principal Financial and
Robert C. Moore                            Accounting Officer)


                              INDEX TO EXHIBITS


  Exhibit
    No.                                  Name of Exhibit
  -------                                ---------------
 1.1             Form of Underwriting Agreement.*
 3.1             Amended and Restated Certificate of Incorporation of the
                   Registrant dated December 12, 1997, and the
                   designations of rights and preferences of the Series A
                   Convertible Preferred Stock attached as Exhibit "A" to
                   the Registrant's Amended and Restated Certificate of
                   Incorporation dated August 16, 1994, which exhibit is
                   incorporated therein by reference.**
 3.2             Amended and Restated Bylaws of the Registrant.*
 4.1             Specimen Common Stock Certificate of the Registrant.*
 5.1             Opinion of Johnson, Allen, Jones & Dornblaser, Inc.***
10.1             Series A Convertible Preferred Stock Purchase Agreement dated
                     August 16, 1994.*
10.2             Registration Rights Agreement dated August 16, 1994.*
10.3             Stockholders Agreement dated August 16, 1994.*
10.4             Letter Agreement with Geocapital III, L.P. dated
                   December 4, 1997.**
10.5             1995 ViaGrafix Stock Option Plan.**
10.6             Amendment of the 1995 ViaGrafix Stock Option Plan.**
10.7             Development and Licensing Agreement with Street Technologies,
                   Inc.*
10.8             1995 Stock Purchase Agreement between ViaGrafix Corporation,
                   Purchaser and Robert Webster, Shareholder of American
                 Small Business Computers, Inc. and related Promissory Note and
                   Mortgage*
10.9             1995 Stock Purchase Agreement between ViaGrafix Corporation,
                   Purchaser and Geocapital III, L.P., Shareholder of
                   American Small Business Computers, Inc. and related
                   Promissory Note*
10.10            Letter Agreement with Geocapital III, L.P. dated
                   February 5, 1998*
10.11            Letter Agreement with Robert E. Webster dated February 3, 1998*
10.12            Contract for Sale and Purchase of Capital Stock of American
                   Small Business Companies, Inc. dated January 20, 1995
                   by and between Bruce M. Taylor and Robert E. Webster and related
                   Contract for Sale of Real Property, Warranty Deed and Assignment
                   of Contract Rights.*
21.1             List of Subsidiaries*
23.1             Consent of Ernst & Young, LLP*
23.2             Consent of Johnson, Allen, Jones & Dornblaser, Inc.
                   (to be included as part of Exhibit 5.1).
23.3             Consent of Roy L. Bliss*
23.4             Consent of Gerald R. Harris*
23.5             Consent of Stephen P. Gott*
27.1             Financial Data Schedule for the year ended December 31, 1997.*


__________________________
*   Filed herewith.
**  Previously filed.
*** To be filed by amendment.